NO ACT

PE
4-9-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

[redacted]

12027851

DIVISION OF
CORPORATION FINANCE

Received SEC

JUN 28 2012

Washington, DC 20549

June 28, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 6/28/12

Landey Strongin
Dornbush Schaeffer Strongin & Venaglia, LLP
strongin@dssvlaw.com

Re: Forest Laboratories, Inc.
Incoming letter dated April 9, 2012

Dear Mr. Strongin:

This is in response to your letters dated April 9, 2012, April 11, 2012, May 15, 2012, May 22, 2012, and June 19, 2012 concerning the shareholder proposal submitted to Forest by Kenneth Steiner. We also have received letters on the proponent's behalf dated May 6, 2012, May 8, 2012, May 21, 2012, May 22, 2012, May 30, 2012, June 14, 2012, June 18, 2012, and June 19, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

June 28, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Forest Laboratories, Inc.
Incoming letter dated April 9, 2012

The proposal requests that the board amend Forest's governing documents "to allow shareowners to make board nominations" under the procedures set forth in the proposal.

We are unable to conclude that Forest has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(3). Based on the arguments you have presented, we are unable to conclude that the proposal – in particular, paragraph 5 of the proposal – is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor Forest in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We are also unable to conclude that Forest has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(2). In this regard, we note that the opinion of your counsel includes an assumption that paragraph 5 of the proposal would impermissibly modify the directors' fiduciary duties by requiring the board to justify any different treatment of director nominees or directors as "both fair and necessary." In our view, this is an assumption about the operation of the proposal that is not necessarily supported by the language of the proposal. Accordingly, we do not believe that Forest may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2) or 14a-8(i)(3).

We are unable to conclude that Forest has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(1) or 14a-8(i)(6). Accordingly, we do not believe that Forest may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1) or 14a-8(i)(6).

We are unable to concur in your view that Forest may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on establishing a procedure for including director nominees of shareholders in Forest's proxy materials, not the conditions of employment affecting hiring, promotion, and termination of employees. Accordingly, we do not believe that Forest may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Forest may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Forest may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Sebastian Gomez Abero
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

June 19, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
Forest Laboratories, Inc. (FRX)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the supplemented April 9, 2012 company request to avoid this rule 14a-8 proposal.

This is to request that the company forward any further letters electronically to the proponent party. The company has still failed to send any no action request letters electronically to the proponent party except for the June 19, 2012 letter, and yet it forwards all such letters electronically to the Staff.

The company damages its credibility by failing to provide any evidence whatsoever at this late date of any returned email that was addressed to the shareholder party.

Until June 19, 2012 the latest no action request related letter received from the company was dated May 22, 2012. If the company forwards any further no action request related letter, it is respectful requested that the shareholder party have the opportunity for the finial rebuttal since FRX had the opportunity of the first argument.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Herschel S. Weinstein <Herschel.Weinstein@frx.com>
Corporate Secretary

Frank J. Murdolo <frank.murdolo@frx.com>

DORNBUSH SCHAEFFER STRONGIN & VENAGLIA, LLP

747 THIRD AVENUE
NEW YORK, NY 10017
www.dssvlaw.com

Tel (212) 759 3300

Fax (212) 753 7673

June 19, 2012

BY EMAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Forest Laboratories, Inc. – Section 14(a), Rule 14a-8 Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

On April 9, 2012, we submitted a letter (the "**No-Action Request**") on behalf of our client, Forest Laboratories, Inc., a Delaware corporation ("**Forest**" or the "**Company**"), notifying the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") that the Company intends to omit from its proxy statement and form of proxy (collectively, the "**2012 Proxy Materials**") for its 2012 Annual Meeting of Stockholders (the "**2012 Annual Meeting**") a stockholder proposal (the "**Proposal**") and statements in support thereof (the "**Supporting Statement**") received from Kenneth Steiner (the "**Proponent**"), naming John Chevedden as his designated representative (the "**Representative**"). The Supporting Statement describes the Proposal as a "standard proxy access" proposal.

On May 15, 2012, we submitted a supplemental No-Action letter on behalf of the Company (the "**First Supplemental Letter**") and on May 22, 2012, we submitted another supplemental No-Action letter on behalf of the Company (the "**Second Supplemental Letter**", and together with the No-Action Request and the First Supplemental Letter, the "**No-Action Letters**").

On June 14, 2012, the Representative submitted a letter to the Staff captioned "#6 Rule 14a-8 Proposal" ("**Response #6**"). Among other things, Response #6 requests that the Company forward all correspondence to him electronically, requests the opportunity "for the finial [sic] rebuttal since FRX had the opportunity of the first argument" and requests additional time to make such rebuttal since "the company induced delay in the delivery of critical letters." Our records confirm that the Representative has promptly received copies of all correspondence relating to this matter that the Company has sent to either the Staff or the Representative, including all the No-Action Letters. In particular, attached hereto as Exhibit A are the Federal Express delivery confirmations evidencing the prompt delivery of (i) the No-Action Request (sent April 9, 2012 and delivered April 10, 2012), (ii) the First Supplemental Letter (sent May 15, 2012 and delivered May 16,

2012) and (iii) the Second Supplemental Letter (sent May 22, 2012 and delivered May 23, 2012) to the Representative. Similarly, we note that the Representative is not alleging that he has not received the Company's correspondence on this matter, including but not limited to the No-Action Letters, but rather that he has not received electronic copies of the No-Action Letters.

Because we have been unable to confirm that correspondence that is sent to the Representative through his designated email address (i.e. ***FISMA & OMB Memorandum M-07-16***) is actually being received by the Representative, we have mailed copies of all correspondence to the Representative via Federal Express so that we could confirm receipt. We have advised the Representative of this issue, and have orally requested that he evidence receipt of our emails by responding to them. As of this date, the Representative has declined to do so.

Finally, with respect to the Representative's request for additional time in Response #6 to rebut the No-Action Letters because "the company induced delay in the delivery of critical letters," we note that the last No-Action Letter was delivered to the Representative by May 23, 2012, or over 3 weeks prior to the date the Representative submitted Response #6. In addition, we also note that in all cases, each No-Action Letter has been delivered to the Representative via Federal Express within 1 day of our submission of such No-Action Letter to the Commission. As such, we respectfully submit that we have provided the Representative prompt notice of all such No-Action Letters, and that the Representative has had sufficient time to consider such No-Action Letters (and has responded in writing, repeatedly, to such No-Action Letters).

CONCLUSION

Based upon the analysis set forth in the No-Action Request and Second Supplemental Letter, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at (212) 759-3300 or via email at strongin@dssvlaw.com.

Sincerely,

Landey Strongin

cc: Kenneth Steiner
John Chevedden
Herschel S. Weinstein, Esq.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

June 18, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
Forest Laboratories, Inc. (FRX)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the supplemented April 9, 2012 company request to avoid this rule 14a-8 proposal.

This is to request that the company forward any further letters electronically to the proponent party. The company has still failed to send any no action request letters electronically to the proponent party and yet it forwards all such letters electronically to the Staff.

The latest no action request related letter received from the company was dated May 22, 2012. If the company forwards any no action request related letter after the May 22, 2012 letter, it is respectful requested that the shareholder party have the opportunity for the finial rebuttal since FRX had the opportunity of the first argument.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Herschel S. Weinstein <Herschel.Weinstein@frx.com>
Corporate Secretary

Frank J. Murdolo <frank.murdolo@frx.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

June 14, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Forest Laboratories, Inc. (FRX)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the supplemented April 9, 2012 company request to avoid this rule 14a-8 proposal.

The attached message was forwarded to the company today.

This is to request that the company forward any further letters electronically to the proponent party. The company has still failed to send any no action request letters electronically to the proponent party and yet it forwards all such letters electronically to the Staff.

This is to request the opportunity for the finial rebuttal since FRX had the opportunity of the first argument. Plus the needed time to make up for the company induced delay in the delivery of critical letters.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Frank J. Murdolo <frank.murdolo@frx.com>

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Thu, 14 Jun 2012 12:27:03 -0700
To: "Frank J. Murdolo" <frank.murdolo@frx.com>
Cc: Office of Chief Counsel <shareholderproposals@sec.gov>
Subject: # 6 Rule 14a-8 Proposal – Forest Laboratories, Inc. (FRX)`

Mr. Murdolo,
Please confirm today that you received at least one of the two electronic copies each of my letters #3 and #4 that were forwarded previously. I will be glad to resend electronic copies if you have not received them.

Meanwhile please forward electronic copies of the company April 9, May 17 and May 22 letters. No electronic copies have been received of any of these letters.
Sincerely,
John Chevedden

cc:
Kenneth Steiner

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

May 30, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Forest Laboratories, Inc. (FRX)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This responds to the supplemented April 9, 2012 company request to avoid this rule 14a-8 proposal.

Where a response is warranted, I respond to issues in the order they are raised in our company's most recent letter, using the same headings.

I. Company's letter Section III claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Violate State Law."

1. Our Company Claims the Proposal is Excludable Because it Would Impermissibly Discriminate Against Stockholders Depending on Whether or Not They are Directors or Officers of the Company.

This is a precatory proposal that leaves the board discretion on the manner of implementation. In its latest letter, our Company agrees that the indicated provisions can legally be implemented as conditions of employment for executives and board members. There is no issue here.

Such conditions of employment may be made effective only after the next board election, if the board feels this is legally necessary.

Our Company is attempting to confuse the question of whether the Proposal addresses an issue appropriate for shareowner action with the different question of how the proposal would be implemented. The Proposal is about proxy access, not employment matters. Ultimately, most if not all shareowner proposals, if adopted by the board, are enforced as conditions of employment for the board and executives. In accepting their official positions within the Company, board members and executives agree to uphold the Company's governing documents. Doing so is a condition of their employment. There is nothing new or unique about the current Proposal similarly imposing, through amended governing documents, similar conditions of employment.

2. Our Company Claims the Proposal is Excludable Because it Would Cause the Board to Violate its Fiduciary Duties.

Here, all our Company does is reiterate their previous arguments, which are fully addressed in my earlier response letter. There is no issue here.

3. *Our Company Claims the Proposal is Excludable Because it Could be Interpreted as Impermissibly Prohibiting an Eligible Stockholder Group From Nominating More Than One Candidate for Director Election.*

Again, our Company merely reiterates their earlier arguments, which are addressed in my earlier response letter. The Proposal would not and could not limit shareowners' legal right under state and federal law to run an independent proxy solicitation for a full slate of board candidates. The suggestion that the proposal would do so, without the Proposal saying anything that would imply such a thing, is ridiculous. There is no issue here.

III. Company's letter Section V claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Vague and Indefinite and, Thus, Materially False and Misleading in Violation of Rule 14a-9."

1. Our Company Claims the Proposal is Excludable Because it "is Subject to Multiple Interpretations, Such That Stockholders Would Be Unable To Determine the Scope of the Proposal"

Here, all our Company does is reiterate their previous arguments, which are fully addressed in my earlier response letter. They are further addressed in my response to item 3 above, which reads as follows:

> "The Proposal would not and could not limit shareowners' legal right under state and federal law to run an independent proxy solicitation for a full slate of board candidates. The suggestion that the proposal would do so, without the Proposal saying anything that would imply such a thing, is ridiculous."

There are no plausible alternative interpretations.

2. Our Company Claims the Proposal is Excludable Because it "Contains Vaguely Worded Mandates, Such That Stockholders and The Company Cannot Determine What Actions Would Be Required."

To argue that a proposal is vague, a company must cite one or more examples of how it is vague. In their original no-action request, our Company cited five examples, but now our Company affirms that "the Company never made the argument in the No-Action Request that any of the five examples of potential mandates arising out of the Proposal's equal treatment requirement set forth on Page 11 was vague." Accordingly, our Company has failed to provide a single example of how the Proposal is "vague." Essentially, our Company is arguing that the proposal is vague because it leaves the board discretion in implementing a particular provision. A precatory proposal is not vague merely for leaving matters to board discretion—discretion the board would have anyway.

Company's letter Section VII claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(8)(iii) Because the Proposal Questions the Business Judgment of Board Members the Company Expects to Nominate for Reelection at the 2012 Annual Meeting of Stockholders."

Here, all our Company does is reiterate their previous arguments, which are fully addressed in my earlier response. There is no issue here.

This is to request that the company forward any further letters electronically to the proponent party. The company has still failed to send any letters electronically to the proponent party and yet it forwards all letters electronically to the Staff.

This is to request the opportunity for the finial rebuttal since FRX had the opportunity of the first argument. Plus the needed time to make up for the company induced delay in the delivery of critical letters.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Frank J. Murdolo

[FRX: Rule 14a-8 Proposal, March 20, 2012]

3* – Proxy Access

WHEREAS, Most long-term shareowners have no reasonable means to make board nominations, this is based on a standard "proxy access" proposal, as described in http://proxyexchange.org/standard_004.pdf.

WHEREAS, The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and "High Concern" in executive pay – $8 million for our CEO/ Chairman Howard Solomon, age 83. Annual bonuses continued to be discretionary and long-term equity pay was time-vested – not performance-based. Four directors had long tenure respectively of 14, 14, 35 and 48 years – independence concern. Three directors were insiders or inside-related – more independence concern. Three directors were age 71 to 83 – succession planning concern. Only one director had current experience on an outside board – qualifications concern. Three directors owned no stock – lack of incentive concern.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

a. Any party of one or more shareowners that has collectively held, continuously for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or

b. Any party of shareowners of whom fifty or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

2. Any such party may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

4. All members of any party nominating under item 1(a), and at least fifty members of any party nominating under item 1(b), must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement regarding any nomination with any member of another nominating party, including the Company's board.

5. All board candidates and members originally nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees. Should the board determine that aspects of such treatment cannot be equivalent, the board shall establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the governing documents of our

company.

Please encourage our board to adopt this proposal 3*.

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

DORNBUSH SCHAEFFER STRONGIN & VENAGLIA, LLP

747 THIRD AVENUE
NEW YORK, NY 10017
Tel (212) 759 3300 www.dssvlaw.com Fax (212) 753 7673

BY EMAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Forest Laboratories, Inc. – Section 14(a), Rule 14a-8 Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

On April 9, 2012, we submitted a letter (the "**No-Action Request**") on behalf of our client, Forest Laboratories, Inc., a Delaware corporation ("**Forest**" or the "**Company**"), notifying the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") that the Company intends to omit from its proxy statement and form of proxy (collectively, the "**2012 Proxy Materials**") for its 2012 Annual Meeting of Stockholders (the "**2012 Annual Meeting**") a stockholder proposal (the "**Proposal**") and statements in support thereof (the "**Supporting Statement**") received from Kenneth Steiner (the "**Proponent**"), naming John Chevedden as his designated representative (the "**Representative**"). The Supporting Statement describes the Proposal as a "standard proxy access" proposal.

The No-Action Request reflects our belief that the Proposal could be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(1) because the Proposal is not a proper subject matter for action by the Company's stockholders under Delaware law (Please see Section IV of the No-Action Request);
- Rule 14a-8(i)(2) because implementation of the Proposal would violate Delaware law (Please see Section III of the No-Action Request);
- Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9 (Please see Section V of the No-Action Request);
- Rule 14a-8(i)(6) because Forest lacks the power or authority to implement the Proposal (Please see Section VI of the No-Action Request); and
- Rule 14a-8(i)(8)(iii) because the Proposal questions the competence, business judgment and character of directors that Forest expects to nominate for reelection at the upcoming 2012 Annual Meeting (Please see Section VII of the No-Action Request).

On May 8, 2012, the Representative submitted a letter to the Staff captioned "#2 Rule 14a-8

Proposal" responding to the No-Action Request, which is attached hereto as Exhibit A (the "**Representative's Letter**"). We submit this letter in response to the arguments raised in the Representative's Letter, and will address these issues in the order in which they appear in the Representative's Letter, using the headings and sub-headings set forth in the Representative's Letter. For the reasons discussed below and in the No-Action Request, we continue to believe the Proposal may be excluded pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3), 14a-8(i)(6) and 14a-8(i)(8)(iii). In addition and as set forth below in Section I(1), we also believe that there are adequate grounds to exclude the Proposal under Rule 14a-8(i)(7) based on the arguments raised in the Representative's Letter.

I. Company's letter Section III claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Violate State Law."

1. Our Company Claims the Proposal is Excludable Because it Would Impermissibly Discriminate Against Stockholders Depending on Whether or Not They are Directors or Officers of the Company.

The Representative acknowledges the validity of the Delaware doctrine of equal treatment, which generally requires that holders of shares of the same class of stock be provided equal rights and restrictions in accordance with their pro rata share ownership, and asserts that such doctrine would not be violated if the provision in Paragraph 3 of the Proposal barring otherwise eligible directors and officers from serving as members of a stockholder nomination group were interpreted as a condition of employment. The Representative's proposed solution fails for a number of reasons, the first of which is that this proposed solution is not disclosed anywhere in the Proposal. As a result, the Company's stockholders will not be aware that by voting for the Proposal, they are also voting to impose this employment condition on the Company's current and future officers and directors. Consequently, the absence of this disclosure renders the Proposal vague and indefinite and, therefore, both materially false and misleading in violation of Rule 14a-9 and excludable under Rule 14a-8(i)(3).

Second, Forest lacks the power or authority to enforce such an employment condition against its directors. Specifically, as set forth in the May 22, 2012 opinion of Morris, Nichols, Arsht & Tunnell LLP ("**MNAT**") attached as Exhibit B hereto (the "**May 22 MNAT Opinion**"), under Delaware law, incumbent directors can only be unseated if they are removed by a company's stockholders, they voluntarily resign or they are not re-elected. Accordingly, the Company could not unilaterally enforce such an employment condition without violating Delaware law, and therefore the Representative's proposed solution renders the Proposal excludable under Rules 14a-8(i)(2) and 14a-8(i)(6).

Third, although Forest has the power and authority to impose the Representative's proposed solution on current and future officers of the Company, the proposed solution renders the Proposal excludable under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "**1998 Release**"), the Commission expressly cited conditions of employment affecting the hiring, promotion, and termination of employees as examples of matters that relate to an issuer's ordinary course business operations, and the Staff has consistently concurred in the exclusion of proposals relating to such matters. See *The Southern Co.* (Jan. 19, 2011) (concurring in the exclusion of a proposal under Rule

14a-8(i)(7) that related to the terms of the company's employee benefits plan); *Willis Group Holdings Public Limited Co.* (Jan. 18, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that related to the terms of the company's ethics policy).

2. Our Company Claims the Proposal is Excludable Because it Would Cause the Board to Violate its Fiduciary Duties.

The Representative's response does not address the fact that Paragraph 5 of the Proposal would impose novel and heightened standards for director action, not only requiring that the Company's Board of Directors (the "**Board**") notify stockholders, through published procedures, if and how they intend to treat proxy access board members ("**Stockholder Directors**") unequally after determining that treatment "cannot" be equivalent, but also requiring that such differences in treatment set forth in those procedures be both "fair and necessary". As set forth in both the (i) May 22 MNAT Opinion, and (ii) April 9, 2012 MNAT legal opinion attached as Exhibit D to the No-Action Request (the "**April 9 MNAT Opinion**" and together with the May 22 MNAT Opinion, the "**MNAT Legal Opinions**") and attached hereto as Exhibit C, the "fair and necessary" heightened standard required by the Proposal violates Delaware law. Specifically, and as set forth in the MNAT Legal Opinions, Delaware law does not require that the Board justify differential treatment for director candidates or directors under the Proponent's novel "fair and necessary" standard, but instead only requires that the Board decide in its good faith judgment that differential treatment is advisable. The Representative's Letter does not rebut this issue, and therefore the Proposal remains excludable under Rules 14a-8(i)(2) and 14a-8(i)(6). Moreover, the Representative's Letter presents additional varying standards for board action that would need to be met by, for example, calling for differential treatment to be justified by the Board's "*best* business judgment." The Representative's Letter also makes it clear that the Representative recognizes that the Board will have to develop procedures to govern when and how it may treat Stockholder Directors unequally, but does not address the fact that such procedures will not be available for review at the time the stockholders will be required to vote on the Proposal. As such, the existence of the "savings clause" in Paragraph 5 of the Proposal renders it vague and indefinite and, therefore, both materially false and misleading in violation of Rule 14a-9 and excludable under Rule 14a-8(i)(3).

3. Our Company Claims the Proposal is Excludable Because it Could be Interpreted as Impermissibly Prohibiting an Eligible Stockholder Group From Nominating More Than One Candidate for Director Election.

The Representative's Letter does not address the fact that there are several plausible interpretations regarding the scope of the Proposal, the most literal of which contradicts the interpretation now being advanced by the Representative the Representative's Letter. In particular, Paragraph 1 of the Proposal states that nominating party's candidates for director election "shall" be included on the Company's proxy materials, while Paragraph 2 of the Proposal limits such nominating party to one candidate for director election. Accordingly, the most literal reading of the Proposal is that it requires stockholders who satisfy the Proposal's eligibility criteria (an "**Eligible Stockholder Group**") to exclusively use the procedures set forth in the Proposal to submit stockholder director nominations, in which case the Proposal would limit the absolute number of director candidates any Eligible Stockholder Group may nominate for election to the Board in violation of Delaware law.

We agree with the Representative that the "Proposal never even mentions independent proxy solicitations," but we view that omission as one that supports the interpretation that the Proposal restricts Eligible Stockholder Groups to one nominee. Specifically, as pointed out in the April 9 MNAT Opinion, the Proponent could have (but did not) draft his Proposal to offer a nominating party a choice either to (i) have its nominee included in the Company's proxy materials and be subject to the one-nominee limitation or (ii) forego access to the Company's proxy materials and nominate as many candidates as there are director seats up for election by conducting an independent proxy solicitation.

4. Our Company Claims the Proposal is Excludable Because it Could be Interpreted as Requiring the Board to Amend the Company's Certificate of Incorporation, Which the Board Locks the Power or Authority to Unilaterally Implement.

The Company withdraws its comment with respect to this point now that the Representative has clarified that the Proposal is not intended to require the Company to amend its Certificate of Incorporation.

II. Company's letter Section IV claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(1) Because the Proposal Is Not a Proper Subject for Action by the Company Stockholders Under Delaware Law."

The Representative's arguments with respect to the points described in Section I(1)-(3) above not only fail to satisfactorily address the points raised in the No-Action Request, but (as noted above) also highlight several additional reasons why the Proposal violates Delaware law, and therefore why it is not a proper subject for action by the Company's stockholders under Delaware law.

III. Company's letter Section V claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Vague and Indefinite and, Thus, Materially False and Misleading in Violation of Rule 14a-9."

1. Our Company Claims the Proposal is Excludable Because it "is Subject to Multiple Interpretations, Such That Stockholders Would Be Unable To Determine the Scope of the Proposal"

In contrast to his response in Section I(3) above, the Representative appears to acknowledge the possibility that the scope of the Proposal may be subject to "various interpretations", but argues that even if that were the case, it would not be vague or misleading because "[e]xcept for the intended interpretation, all of the proposed interpretations would be blatantly illegal under state and federal law." In doing so, the Representative acknowledged that under one or more plausible interpretations of the Proposal, the Company could be forced to undertake actions in violation of state and federal law and, by extension, that the Proposal is therefore excludable under Rules 14a-8(i)(2) and 14a-8(i)(6).

2. Our Company Claims the Proposal is Excludable Because it "Contains Vaguely Worded Mandates, Such That Stockholders and The Company Cannot Determine What Actions Would Be Required "

The Representative's Letter attempts to rebut our view that the Proposal is excludable because it contains vaguely worded mandates by arguing that none of the five examples that the Company set forth in Section V(2) of the No-Action Request on Page 11 are vague. As a preliminary matter, it should be noted the Company never made the argument in the No-Action Request that any of the five examples of potential mandates arising out of the Proposal's equal treatment requirement set forth on Page 11 was vague. Instead, the position advanced in the No-Action Request was that it was unclear what would be required by the Proposal's equal treatment requirement, and the No-Action Request attempted to demonstrate this by listing five potential obligations that could result from implementing the Proposal's equal treatment requirement.

With respect to the first example, the Representative's Letter clarifies that equivalent treatment does not require non-partisan treatment when it comes to recommending candidates for election (though, based on the Representative's later arguments, would apparently require non-partisan treatment in other respects). Unfortunately, the text of the Proposal itself does not contain this clarification, and as such, the Company's stockholders will not be aware of this clarification when they vote on the Proposal.

Regarding the third and fourth examples, the Representative's Letter indicates that the Representative agrees with the Company's interpretation that the Proposal's equal treatment provision could require (i) the Company's proxy solicitor to devote equal attention to solicit votes for an Eligible Stockholder Group's candidate as is devoted to the Board's candidates; and (ii) the Board to include references to, and recommendations for election of, the Eligible Stockholder Group's candidate in any "road shows" and other investor presentations made by the Company during the election contest. For the reasons set forth in the MNAT Legal Opinions, each of these requirements would cause the Board members to violate their fiduciary duties and, as such, the Representative's Letter reinforces the points made in the No-Action Request that the Proposal is excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it would require the Company to violate Delaware law.

Regarding the fifth and last example, the Representative's Letter clarifies that the Board would be permitted to request a Stockholder Director with actual or potential conflicts from abstaining from board deliberations on the transaction giving rise to the actual or potential conflict, but again, the text of the Proposal itself does not contain this clarification. The Representative's Letter, however, does not directly address the points raised in the No-Action Request that the Proposal's equal treatment requirement could require the Company to appoint a Stockholder Director as a co-Presiding director (and accordingly install multiple Presiding Directors) irrespective of such member's qualifications and appoint a Stockholder Director as a co-chairman and/or member of each Board committee to which the Board has appointed directors nominated by the Company without regard to independence requirements associated with such committees (or whether having multiple chairpersons or expanding committee sizes were advisable). Instead, the Representative attempts to address these latter two points by noting that the Board could avoid such issues by publishing procedures governing if and how the Board may treat proxy access members differently (and, even then, only where treatment "could not" be equivalent and differential treatment was both "fair and necessary"). For the reasons discussed in both the No-Action Request and in Section I(2) above, the existence of the "savings clause" in Paragraph 5 of the Proposal renders it vague and indefinite and, therefore, both materially false and misleading in violation of

Rule 14a-9 and excludable under Rule 14a-8(i)(3).

Company's letter Section VI claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal."

For the reasons discussed above and in the No-Action Request, the Proposal remains excludable under Rule 14a-8(i)(6) because it would require the Company to violate Delaware law.

Company's letter Section VII claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(8)(iii) Because the Proposal Questions the Business Judgment of Board Members the Company Expects to Nominate for Reelection at the 2012 Annual Meeting of Stockholders."

The Representative argues that the Proponent did not criticize the competence of all of the Company's Board members other than Mr. Christopher J. Coughlin, all of whom the Company expects to renominate for election at the 2012 Annual Meeting, by stating that "Only one director had current experience on an outside board - qualifications concern", in the second whereas clause of the Proposal. Instead, the Representative argues that the Proponent was just making a factual point regarding the Board's composition that did not "allude" to the competence of the individual Board members. The Representative expands on this point in the last 2 sentences of his response when he states: "All the members might individually be fully competent to serve. ***The problem would be with, not the individuals, but with the board's overall composition.***"

The Representative seems to be arguing that Rule 14a-8(i)(8)(iii) only precludes proponents from questioning the competence of individual candidates for the Board. This interpretation fails because it contradicts the plain text of Rule 14a-8(i)(8)(iii), which provides that a proposal may be excluded if it "...Questions the competence, business judgment, or character of one ***or more*** nominees or directors..." In the instant case, the first sentence of the Representative's Letter, which states, "The preamble discusses the composition of the board, noting, ***among other causes for concern***, that only one board member has concurrent duties on another board...", makes it clear that the Proponent is questioning the competence of "one or more nominees or directors."

The Representative also attempts to offer a fairly nuanced argument that one could criticize the competency of the board itself, without criticizing the competency of the members which comprise that board. This argument also fails because this nuanced argument does not appear anywhere in the literal text of the Supporting Statement. Instead, the natural reading of the Supporting Statement, particularly when buttressed by the Representative's clarification that the current composition of the Board raises "other causes for concern", is that one or more of the Board members other than Mr. Coughlin needs to be replaced in order to address the "deficiencies" in its composition highlighted in the Supporting Statement.

CONCLUSION

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at (212) 759-3300 or via email at strongin@dssvlaw.com.

Sincerely,

Landey Strongin

cc: Kenneth Steiner
John Chevedden
Herschel S. Weinstein, Esq.

<u>Exhibit A</u>

Representative's May 8, 2012 Response Letter

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

May 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Forest Laboratories, Inc. (FRX)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This responds to the April 9, 2012 company request to avoid this rule 14a-8 proposal.

Our Company proposes grounds for exclusion under five sections of Rule 14a-8. None of these grounds have merit. I address each in the order they are raised in the Company's April 9, 2012 letter.

Company's letter Section III claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Violate State Law."

Section III of the Company's letter presents four arguments that the proposal, if implemented, would violate state law. These are addressed below:

1. Our Company Claims the Proposal is Excludable Because it Would Impermissibly Discriminate Against Stockholders Depending on Whether or Not They are Directors or Officers of the Company.

This argument is based on one made on pp. 4-6 of the April 9, 2012 legal opinion obtained by the Company (the "Legal Opinion"). That legal opinion chooses to interpret Paragraph 3 of the Proposal as an illegal condition on the Company-shareowner relationship between the Company and a certain class of shareowners—those shareowners who happen to also be Company board members of officers. As explained in the Legal Opinion, Delaware Law requires equal rights for all holders of a given class of stock. However, if Paragraph 3 is instead interpreted as a condition on the Company-insider relationship between a Company and its board members and officers, then it is immediately evident that Paragraph 3 is legal. A company can impose, as terms of employment, limitations on the exercise of board members' of officers' rights.

As a very simple example, under Delaware employment/contractor law, any citizen—and hence any shareowner of our Company—has a right to provide consulting services to competitors of our Company. Our Company can impose on our board members and officers an employment condition that they not exercise that specific right during the tenure of their service.

Similarly, Paragraph 3 does not deny board members' and officers' right to participate in proxy

access. Rather, it imposes on them an employment condition that they not exercise that specific right during the tenure of their service. Seen in this light, Paragraph 3 is perfectly reasonable and legal.

2. Our Company Claims the Proposal is Excludable Because it Would Cause the Board to Violate its Fiduciary Duties.

The Legal Opinion argues that exercise of fiduciary duty may require that the board treat certain of its members unequally, although such unequal treatment may not technically be necessary. Nonsense. If fiduciary duty requires such treatment, then it is necessary. If, according to the board's best business judgment, they should treat a certain board member unequally, and fiduciary duty requires them to act on their best business judgment, then it is necessary that they so treat that board member unequally. In this light, all Paragraph 5 really does is require the board to notify shareowners, through published procedures, if and how they intend to treat proxy access board members unequally. Then shareowners can decide if they are comfortable that such unequal treatment is really in the best interests of the Company.

3. *Our Company Claims the Proposal is Excludable Because it Could be Interpreted as Impermissibly Prohibiting an Eligible Stockholder Group From Nominating More Than One Candidate for Director Election.*

The Legal Opinion claims that the Proposal could be interpreted as prohibiting shareowners from running a full slate of candidates under an independent proxy solicitation. It is difficult to see what this claim is based on. Nowhere does the Proposal say such a thing. The Proposal never even mentions independent proxy solicitations. Perhaps the company is arguing that, because the Proposal doesn't mention independent proxy solicitations, that implies that it would disallow them. That would be like arguing that, because the Proposal doesn't mention shareowners' rights to receive dividends when issued, that implies that it would disallow shareowners from receiving dividends as well.

4. Our Company Claims the Proposal is Excludable Because it Could be Interpreted as Requiring the Board to Amend the Company's Certificate of Incoporation, Which the Board Locks the Power or Authority to Unilaterally Implement.

The Proposal clearly does not require the board to amend the articles of incorporation. It leaves it up to the board to choose the specific governing documents to amend, and it leaves it up to the board what form the specific amendments should take in order to implement the proposal.

Company's letter Section IV claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(1) Because the Proposal Is Not a Proper Subject for Action by the Company Stockholders Under Delaware Law."

As described in our Company's letter, this claim is predicated on the four claims addressed in the preceding section above. As those claims are false, so is this one.

Company's letter Section V claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Vague and Indefinite and, Thus, Materially False and Misleading in Violation of Rule 14a-9."

Section V of the Company's letter presents two arguments that the proposal is vague and indefinite. These are addressed below:

1. Our Company Claims the Proposal is Excludable Because it "is Subject to Multiple Interpretations, Such That Stockholders Would Be Unable To Determine the Scope of the Proposal"

Here, our Company invokes their earlier flawed argument that, because the Proposal doesn't mention shareowners' right to nominate a full slate of candidates via an independent proxy solicitation, the proposal might be interpreted as extinguishing that right. The earlier counterargument applies: The Proposal also doesn't mention shareowners' right to receive dividends when announced, so why shouldn't the proposal be deemed vague for failing to clarify its impact on shareowners' right to receive dividends?

Our Company actually presents three interpretations of the Proposal that would purportedly impact some or all shareowners' rights to nominate via an independent proxy solicitation. All of these succumb to the above counterargument.

Even if the proposal were subject to the various interpretations proposed by our Company, it would not be vague or misleading. Except for the intended interpretation, all of the proposed interpretations would be blatantly illegal under state and federal law. If a proposal is subject to multiple interpretations, but clearly only one is legal, the proposal is not vague or misleading.

2. Our Company Claims the Proposal is Excludable Because it "Contains Vaguely Worded Mandates, Such That Stockholders and The Company Cannot Determine What Actions Would Be Required."

Our Company argues that Paragraph 5 is vague, but all Paragraph 5 does is ask that the board establish and enforce some standard of equal treatment for board candidates and members originally nominated under the Proposal. Paragraph 5 is worded to provide the board broad discretion in implementing this. A proposal is not vague for merely granting the board broad discretion. It is the nature and purpose of boards that they have discretion anyway.

For our Company to prove their claim that Paragraph 5 is vague, they must demonstrate how it is vague. They propose five different ways it might be considered vague. Let's consider each of these.

First, our Company claims that Paragraph 5 might be interpreted to require the board to recommend the election of an Eligible Stockholder Group's candidates. This would be an unusual interpretation. Equivalent treatment is not the same thing as non-partisan treatment. A more reasonable interpretation would be that the board may support or oppose candidates as it sees fit, and that other nominating parties may also do so as well. If the board included in proxy materials arguments for voting against candidates it opposed, equal treatment would then require that other nominating parties also be allowed to do so. If the board were uncertain about what would constitute equivalent treatment in thee regards, it could clarify its decisions in its published procedures on the matter. Again, a proposal is not vague if it leaves matters to the board's discretion.

Second, our Company claims that Paragraph 5 might be interpreted to require the Board to provide as much information and background material on the Eligible Stockholder Group's candidate as is provided on the Board's candidates. That would be a reasonable interpretation of equivalent treatment. Our Company points out nothing vague about this, so it is not clear why they mention it.

Third, our Company claims that Paragraph 5 might be interpreted to require the Company's proxy solicitor to devote equal attention to solicit votes (e.g., mailings, phone calls, etc.) for an Eligible Stockholder Group's candidate as is devoted to the Board's candidates. The legitimate purpose of a proxy solicitor is to solicit proxies to ensure a company has a quorum at its annual meeting. For the board to spend Company resources to have a proxy solicitor actively promote their own candidates over those of shareowners would not constitute equivalent treatment. Our Company points out nothing vague about this, so it is not clear why they mention it.

Fourth, our Company claims that Paragraph 5 might be interpreted to require the board to include references to, and recommendations for election of, the Eligible Stockholder Group's candidate in any "road shows" and other investor presentations made by the Company during the election contest. For the board to spend Company resources on a "road show" to promote their candidates would clearly violate equal treatment. Our Company points out nothing vague about this, so it is not clear why they mention it.

Fifth, our Company claims that Paragraph 5 might be interpreted to require that, "after a director election, directors who were candidates of an Eligible Stockholder Group (a "Stockholder Director") must be afforded 'equivalent treatment' compared to all other directors, and this requirement could easily be read to require the Board to: (a) refrain from asking Stockholder Directors with actual or potential conflicts from abstaining from board deliberations on the transaction giving rise to the actual or potential conflict; (b) appoint a Stockholder Director as a co-Presiding director irrespective of such Stockholder Director's qualifications; (c) appoint a Stockholder Director as a co-chairman and/or member of each Board committee to which the Board has appointed directors nominated by the Company without regard to independence requirements associated with such committees." This is all quite bizarre. For example, if the board would ask any other member with a potential conflict to abstain, equivalent treatment would require that they also ask any "stockholder director" with a conflict to abstain. Again, ff the board were uncertain about what would constitute equivalent treatment, it could clarify its decisions in its published procedures on the matter. Again, a proposal is not vague if it leaves matters to the board's discretion.

Based on the above, our Company has failed to identify a single way in which Paragraph 5 is vague.

Company's letter Section VI claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal."

As described in our Company's letter, this claim is predicated on the four claims raised in Section III of that letter and addressed earlier in this letter. As those claims are false, so is this one.

Company's letter Section VII claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(8)(iii) Because the Proposal Questions the Business Judgment of Board Members the Company Expects to Nominate for Reelection at the 2012 Annual Meeting of Stockholders."

The preamble discusses the composition of the board, noting, among other causes for concern, that only one board member has concurrent duties on another board. This is a factual statement about the board's composition. It does not allude to individual board members. Even if it did, that would not constitute questioning a board member's competence, as serving on other boards

is just one of many possible contributors to a board members' competence. For example, it is not necessary that a board member have training in accounting in order to be competent to serve. If a board had just one member with training in accounting, that might be cause for concern, but it would not be a critique of individual board members' competence. All the members might individually be fully competent to serve. The problem would be with, not the individuals, but with the board's overall composition.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Frank J. Murdolo <frank.murdolo@frx.com>

[FRX: Rule 14a-8 Proposal, March 20, 2012]
3* – Proxy Access

WHEREAS, Most long-term shareowners have no reasonable means to make board nominations, this is based on a standard "proxy access" proposal, as described in http://proxyexchange.org/standard_004.pdf.

WHEREAS, The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and "High Concern" in executive pay – $8 million for our CEO/ Chairman Howard Solomon, age 83. Annual bonuses continued to be discretionary and long-term equity pay was time-vested – not performance-based. Four directors had long tenure respectively of 14, 14, 35 and 48 years – independence concern. Three directors were insiders or inside-related – more independence concern. Three directors were age 71 to 83 – succession planning concern. Only one director had current experience on an outside board – qualifications concern. Three directors owned no stock – lack of incentive concern.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

   a. Any party of one or more shareowners that has collectively held, continuously for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or

   b. Any party of shareowners of whom fifty or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

2. Any such party may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

4. All members of any party nominating under item 1(a), and at least fifty members of any party nominating under item 1(b), must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement regarding any nomination with any member of another nominating party, including the Company's board.

5. All board candidates and members originally nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees. Should the board determine that aspects of such treatment cannot be equivalent, the board shall establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the governing documents of our

company.

Please encourage our board to adopt this proposal 3*.

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

MAY 22, 2012 LEGAL OPINION OF MORRIS, NICHOLS, ARSHT & TUNNELL LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

(302) 658-9200
(302) 658-3989 FAX

May 22, 2012

Forest Laboratories, Inc.
909 Third Avenue
New York, New York 10022

Re: Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

On April 9, 2012, we delivered an opinion concluding that a "proxy access" proposal (the "Proposal") submitted to Forest Laboratories, Inc. (the "Company") by Kenneth Steiner (the "Proponent") would (among other things) violate Delaware law if it were implemented. We have reviewed a letter dated May 8, 2012 that the Company received from John Chevedden, the Proponent's proxy. We write this letter to confirm that nothing in Mr. Chevedden's letter changes the conclusions in our April 9th opinion. In the balance of this letter, we briefly restate the relevant terms of the Proposal and respond to certain arguments raised in Mr. Chevedden's letter.

The Proposal urges the Company's board of directors to adopt provisions that would require the Company to include in its proxy materials a director candidate nominated by certain defined groups of stockholders (i.e., any party of one or more stockholders who have collectively held at least 1% of the Company's stock for two years and any party of 50 or more stockholders who have held at least $2,000 of stock for one year), which we referred to in our April 9th opinion as "nominating parties." The Proposal would prohibit directors and officers from being or joining a nominating party. The Proposal would also require the Company's board to treat nominating party candidates and board candidates equally unless treatment "cannot" be equivalent and disparate treatment is "fair and necessary."

To briefly respond to certain of the points raised by Mr. Chevedden:

- Mr. Chevedden concedes that the Proposal would require the Company's proxy solicitor "to devote equal attention to solicit votes (e.g., mailings, phone calls etc.)" for a nominating party candidate as is devoted to the nominees of the board of directors and would also require the board to give nominating party candidates equal attention in investor presentations and "road shows."[1] As we explained in our April 9th opinion, the Delaware Supreme Court's decision in *CA, Inc. v. AFSCME Employee Pension Plan*, 953 A.2d 227 (Del. 2008), held that a Delaware corporation cannot adopt a bylaw that forces the board to spend corporate time and resources on stockholder-nominated candidates if the board determines that expenditure is not appropriate in specific circumstances.[2] Mr. Chevedden has conceded that the Proposal would require the very actions that would cause the Company to violate Delaware law.

- We noted in our April 9th opinion that the Proposal would violate the Delaware common law doctrine of equal treatment because it would prohibit stockholders who are either directors or officers from being or joining a nominating party, and therefore they cannot use the proxy access right afforded to other stockholders.[3] Mr. Chevedden acknowledges the doctrine of equal treatment,[4] but he argues that the Proposal "merely" asks the Company to revise its governance, employment and code of conduct policies to impose, as a condition for a person to become or continue as a director or officer, that he or she waive any right to proxy access.[5] The Proposal does not mention the Company's employee or director recruiting policies, nor does it contemplate asking directors or officers to voluntarily waive a right of proxy access. *Compare* the Proposal (in which paragraph 3 provides, "Board members and officers may not be members of any" nominating party) *with* Mr. Chevedden's description (noting paragraph 3 "imposes on them [i.e., directors and officers] an employment condition that they not exercise that specific right [of proxy access] during the tenure of their service"). Mr. Chevedden cannot defend the terms of the Proposal, and instead has chosen to adopt a different interpretation that bears no resemblance to what the words of the Proposal provide.

  Also, to the extent Mr. Chevedden reads the Proposal as asking that current directors be forced to waive a right of proxy access, the Company lacks the power to effect that request. Incumbent directors may only be unseated if they are removed by the stockholders, they voluntarily resign or they are not re-elected.[6] The Company lacks the

---

1 *See* Mr. Chevedden's letter, p.4.

2 *See* April 9th Opinion, pp. 7-9. The Delaware General Assembly adopted an exception to the *AFSCME* rule by adopting a new Section 112 of the Delaware General Corporation Law, which permits a corporation to adopt bylaws that require the corporation to include stockholder candidates on the corporation's proxy materials. 8 *Del. C.* § 112. As explained in our April 9th opinion, Section 112 does not authorize bylaws that require a corporation to actively solicit votes for stockholder-nominated candidates. April 9th Opinion, p.9.

3 April 9th Opinion, pp. 4-6.

4 Mr. Chevedden's letter, p.1.

5 Mr. Chevedden's letter, pp. 1-2.

6 *See* 8 *Del. C.* §§ 141(b) & (k).

power to force a "waiver" on a director,[7] and cannot remove a director if he or she refuses to grant the "waiver."

- As noted above, the Proposal would require that nominating party candidates and board nominees be "treated equally" by the Company during the proxy contest (and, if an access nominee is elected, during the access nominee's tenure on the board), unless the board determines that (i) treatment "cannot" be equivalent and (ii) disparate treatment is "fair and necessary." We pointed out in our April 9th opinion that the board may treat access nominees and board nominees differently in any circumstance where the board believes disparate treatment is advisable.[8] Mr. Chevedden tries to defend this equal treatment requirement by arguing that disparate treatment is "necessary" any time disparate treatment would be required in order for the directors to comply with their fiduciary duties, and therefore the Proposal does not violate Delaware law because the Proposal would not require directors to breach their fiduciary duties.[9] This argument misses the point: under Delaware law, the directors have the freedom to treat director nominees differently any time they believe that disparate treatment is advisable. A board is seldom *required* by fiduciary duties to take any specific course of action among alternatives; rather, under Delaware law, it need only make an informed and good-faith judgment that the course of action chosen is advisable. The "fair and necessary" requirement would create an additional burden that directors must satisfy to treat nominees differently, and therefore violates Delaware law.

- In our April 9th opinion, we noted that the literal terms of the Proposal provide that it is the exclusive means by which a nominating party may nominate candidates for director election (i.e., regardless of whether or not that nominating party wishes to forego "proxy access" and conduct its own proxy contest to elect its nominees), and therefore the Proposal violates Delaware law because it would limit a nominating party to presenting only one candidate for director election.[10] Mr. Chevedden asserts that the Proposal does not cover "independent proxy solicitations," by which we assume he means that the one-director limitation does not apply if a stockholder is willing to forego proxy access and independently solicit votes for his own nominees.[11] But that is not what the Proposal provides. The Proposal specifies that the Company's proxy statement "shall include" the nominees of any nominating party (i.e., any stockholder or group of stockholders who satisfy the definition of a nominating party, regardless of whether they are seeking proxy access), and "such party" may nominate only one candidate for election to the

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7 *See e.g. Realty Growth Inv. v. Council of Unit Owners*, 453 A.2d 450, 456 (Del. 1982) (waiver is a "voluntary and intentional relinquishment of a known right").

8 April 9th Opinion, pp. 10-12.

9 Mr. Chevedden's letter, p. 2.

10 April 9th Opinion, pp. 12-15.

11 Mr. Chevedden's letter, p. 2.

Company's ten-person board. By the Proposal's plain language, a nominating party cannot escape the Proponent's proxy access regime, so nominating parties are, in fact, limited to nominating only one candidate even if they would otherwise be willing to conduct an "independent proxy solicitation." Accordingly, the one-candidate limitation *does* apply to stockholders who might otherwise conduct an independent proxy solicitation and therefore violates Delaware law.

We continue to be of the opinion that the (i) the Proposal, if implemented, would cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for stockholder action under Delaware law and (iii) to the extent the Proposal asks the Company's board to unilaterally amend the Company's certificate of incorporation, the Company lacks the authority to implement the Proposal.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

5926225.3

<u>EXHIBIT C</u>

APRIL 9, 2012 LEGAL OPINION OF MORRIS, NICHOLS, ARSHT & TUNNELL LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

April 9, 2012

Forest Laboratories, Inc.
909 Third Avenue
New York, New York 10022

Re: Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to Forest Laboratories, Inc., a Delaware corporation (the "Company"), by Kenneth Steiner (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2012 annual meeting of stockholders. For the reasons set forth below, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law and (ii) the Proposal is not a proper subject for stockholder action under Delaware law. In addition, to the extent the Proposal asks the Company's board of directors to unilaterally amend the Company's certificate of incorporation, the Company lacks the power and authority to implement the Proposal.

I. Summary Of The Proposal.

The Proposal asks the Company's board of directors to amend the Company's governing documents to require that candidates for director election nominated by one of two selective groups of stockholders must be included in the Company's proxy materials.[1] These

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[1] The Proposal provides,

> RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

(Continued . . .)

two groups of stockholders are defined as (i) any "party" of one or more stockholders who have collectively held at least 1% of the Company's voting stock continuously for at least two years and (ii) any "party" of 50 or more stockholders who have each held continuously for one year a number of shares of voting stock that, "at some point within the preceding 60 days, was worth at least $2,000." We refer to each of these two types of stockholder groups as a "nominating party" in this opinion. Stockholders who are directors or officers of the Company cannot be a part of any nominating party.

(Continued . . .)

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

    a. Any party of one or more shareowners that has collectively held, continuously for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or

    b. Any party of shareowners of whom fifty or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

2. Any such party may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

4. All members of any party nominating under item 1(a), and at least fifty members of any party nominating under item 1(b), must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement regarding any nomination with any member of another nominating party, including the Company's board.

5. All board candidates and members originally nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees. Should the board determine that aspects of such treatment cannot be equivalent, the board shall establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the governing documents of our company.

When any nominating party nominates a candidate for director election, that nominee "shall" be included in the Company's proxy statement and proxy card, along with the Company's nominees. The Proposal also limits the number of candidates that a nominating party is permitted to submit for any director election. Any "such party" "may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down."

The Proposal would also dictate how the Company's board will conduct itself during the director election contest and how any director elected under this process will be treated if he or she is elected. Under the Proposal, "All board candidates and members originally nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees." If the board determines that it should provide for differential treatment, the board must "establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary."

II. Summary Of Our Opinion.

The Proposal would violate Delaware law in three respects if it were implemented.

First, the Proposal would impermissibly discriminate against stockholders depending on whether or not they are directors or officers of the Company. Under the Proposal, stockholders who are directors or officers cannot be a part of a nominating party, so they would not be given the same right of access to the Company's proxy materials that is given to other stockholders. Delaware law imposes a doctrine of equal treatment on corporations: i.e., stockholders own a pro rata share of the Company, and that pro rata share must provide identical rights and restrictions to every stockholder. The Company cannot include a provision in its governing documents that discriminates against stockholders depending on whether or not they are directors or officers.

Second, the Proposal would cause the Company's board of directors to violate its fiduciary duties by requiring that a nominating party candidate be treated the same as other director candidates and by requiring that, once elected, directors who were nominating party candidates must be treated the same as all other directors. Under Delaware law, the board cannot give a stockholder candidate the same support as the board candidates if the board believes that the stockholders should not elect the stockholder candidate. Similarly, if the board determines that equivalent treatment of a director who was a nominating party candidate poses a threat to the Company, the board must be permitted to defend the Company by treating that director differently from the other directors. Furthermore, although the Proposal would permit differential treatment where it is "fair and necessary," this heightened standard itself violates Delaware law. Delaware law does not require that the board justify differential treatment for director candidates or directors under the Proponent's novel "fair and necessary" standard. The board need only decide in its good faith judgment that differential treatment is in the best interests of the Company. The Proponent's "fair and necessary" requirement would also force the board to favor the interests of a nominating party and its director candidates over the interests of all other stockholders by imposing a heightened test that must be satisfied before those candidates can be treated differently. But, under Delaware law, the directors owe fiduciary duties to take any action they deem advisable and in the best interests of *all* stockholders, and this duty cannot be modified by the Company's governing documents.

Third, the Proposal would impermissibly prohibit a nominating party from nominating more than one candidate for director election (or, if more, up to 12% of the number of directors up for election). Under Delaware law, each stockholder possesses a fundamental right, independent of any access to the company's proxy materials, to nominate director candidates equal to the number of director seats subject to election. The Proposal would prevent a nominating party from presenting a slate of candidates to change a majority of the members of the board. Delaware law does not permit this type of encroachment on the stockholder franchise.

Neither of the Company's "governing documents," i.e., neither its certificate of incorporation or bylaws, may include a provision that contravenes the Delaware common law.[2] Each of the three objections just mentioned comprises a separate and independent reason that the Proposal would violate Delaware common law.[3]

For these reasons, and as explained in more detail below, the Proposal would violate Delaware law if it were implemented, and the Proposal is not a proper subject for stockholder action under Delaware law. In addition, to the extent the Proposal asks the Company's board of directors to unilaterally amend the Company's certificate of incorporation, the Company lacks the power and authority to implement the Proposal. Certificate of incorporation amendments must be approved by both the board and the stockholders under Delaware law.

III. The Proposal Impermissibly Discriminates Among Stockholders.

The Proposal violates Delaware law because it discriminates against stockholders who serve as directors or officers. The Proposal specifies that directors and officers cannot be a

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2 *See* 8 *Del. C.* § 102(b)(1) ("[T]he certificate of incorporation may . . . contain . . . [a]ny provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders . . . if such provisions are not contrary to the laws of this State."); 8 *Del. C.* § 109(b) ("The bylaws may contain any provision, not inconsistent with law . . . ."); *Sterling v. Mayflower Hotel Corp.*, 93 A.2d 107, 118 (Del. 1952) ("[T]he stockholders of a Delaware corporation may by contract embody in the certificate of incorporation a provision departing from the rules of the common law, provided that it does not transgress a statutory enactment or a public policy settled by the common law or implicit in the General Corporation law itself."); *see also Jones Apparel Group, Inc. v. Maxwell Shoe Co.*, 883 A.2d 837, 843-46 (Del. Ch. 2004) (approvingly citing the approach articulated by the *Sterling* court).

3 In providing our opinion, we have considered the opening language in the Proposal, which asks the board to adopt the Proponent's director nomination system "to the fullest extent permitted by law." This language does not save the Proposal from violating Delaware law. An illegal provision does not somehow become legal when it is prefaced with savings language. Including the savings language at best means the Proposal is non-sense, asking the board "to violate Delaware law, to the fullest extent permitted by law."

part of a nominating party. Accordingly, stockholders who are directors or officers could not avail themselves of the right to proxy access afforded to other stockholders by the Proposal.

This discrimination violates the Delaware law doctrine of equal treatment. Under this doctrine, holders of shares of the same class of stock must have equal rights in accordance with their pro rata share ownership.[4] The Delaware Court of Chancery has specifically applied the equal treatment doctrine to corporate actions that would result in differential voting power for different stockholders. In *Telvest, Inc. v. Olson*, the Court enjoined a dividend, in which shares of voting preferred stock were to be distributed to the common stockholders, because the dividend would be issued on a rounded basis (i.e., rounding "up" the number of preferred shares to be received by some common stockholders) and would result in some stockholders having "slight[ly]" more voting power than other stockholders.[5] The Court found that there was no *de minimis* exception to the equal treatment doctrine.[6]

The doctrine applies with equal force here, and its application is confirmed by the text of Section 112 of the Delaware General Corporation Law (the "DGCL"), Delaware's proxy access statute. Section 112 of the DGCL permits a corporation to include in its bylaws provisions granting stockholders a proxy access right to include nominees on the corporation's proxy materials. Section 112 specifically authorizes a limited form of discrimination by permitting a corporation to adopt bylaws that deny proxy access based on the number of shares

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4 *See, e.g., In re Sea-Land Corp.*, 642 A.2d 792, 799 n.10 (Del. Ch. 1993) ("It has long been acknowledged that absent an express agreement or statute to the contrary, all shares of stock are equal."); *Jedwab v. MGM Grand Hotels, Inc.*, 509 A.2d 584, 593 (Del. Ch. 1986) ("At common law and in the absence of an agreement to the contrary all shares of stock are equal."); *Penington v. Commonwealth Hotel Const. Corp.*, 155 A. 514, 520 (Del. Ch. 1931) (same).

5 *Telvest, Inc. v. Olson*, 1979 WL 1759, *7 (Del. Ch. 1979).

6 While there is no "*de minimis*" exception, there are two exceptions to the equal treatment doctrine, but neither of them applies to the Proposal. One exception permits disparate treatment where it is expressly contemplated by the Delaware General Corporation Law (the "DGCL"). *See, e.g., Providence and Worcester Company v. Baker*, 378 A.2d 121, 123 (Del. 1977) (upholding a certificate of incorporation provision that limited the voting rights of certain stockholders because Section 212 of the DGCL specifically permits a corporation to adopt a certificate of incorporation provision that deviates from the one-vote-per share default rule). As noted above, there is no statute that permits discrimination for proxy access or nomination rights based on whether a stockholder is a director or officer. The second exception permits a board to take action that has the effect of treating stockholders differently where the disparate treatment is necessary for the board to fulfill its fiduciary duties to defend against specific threats to the corporation or to advance a specific transaction with a proper business purpose. *See Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946, 958 (Del. 1985) (board could make an offer to repurchase stock from everyone other than a would-be hostile acquiror in response to the acquiror's coercive bid to acquire the company); *Applebaum v. Avaya, Inc.*, 812 A.2d 880, 882-83 (Del. 2002) (board could effect cost savings through a series of stock splits that had the effect of cashing out stockholders who owned very small amounts of stock). However, this line of case law is limited to discrete actions taken by a board of directors, and has not been applied to permit a permanent form of discrimination in the corporation's certificate of incorporation or bylaws, i.e., where the discrimination is not limited to specific, discrete transactions and therefore cannot be evaluated on a case-by-case basis. In contrast, the Proposal would impose a permanent form of discrimination in the Company's governing documents.

held by a stockholder, the duration of the stockholder's ownership, whether or not the stockholder intends to acquire additional shares of the corporation and whether the stockholder has previously sought to include nominees in the corporation's proxy materials.[7] These specific provisions serve as statutory exceptions to the doctrine of equal treatment. Indeed, these exceptions would not have been necessary but for the existence of the doctrine of equal treatment. Importantly, Section 112 does not permit a corporation to condition a proxy access right on whether or not a stockholder is a director or officer. The terms of Section 112 do not condone the discrimination envisioned by the Proposal.[8]

The Proposal's discrimination is also offensive on a broader policy basis. The Proposal effectively renders the position of director or officer as a status crime in the Company's governance structure. Were this discrimination permissible, a faction of stockholders who are unhappy with management's current policies could adopt a variety of measures in the bylaws that would have the effect of punishing management by denying them the same rights as other stockholders. When rights are conferred on stockholders, they must be conferred on all stockholders. Because the Proposal seeks to discriminate among stockholders, it would violate Delaware law if implemented.

IV. The Proposal's Requirement For "Equivalent Treatment" Of Directors Would Cause The Board To Violate Its Fiduciary Duties.

The Proposal asks the Company's board to amend the Company's governing documents to require that the board afford "equivalent treatment" to "all board candidates and members originally nominated" under the Proposal as compared to "the board's nominees." If the board determines that director candidates or directors should be treated differently, the Proposal requires that the board adopt, and publicly disclose, policies that are reasonably designed to ensure that the differences are "both fair and necessary."

The scope and intent of this part of the Proposal is vague. Clearly, the "equivalent treatment" extends beyond simply including a nominating party's nominees in the Company's proxy materials, because that requirement is addressed in another part of the Proposal. However, it is unclear whether the board is required to provide this "equivalent treatment" to nominating party candidates only during the contest leading to the election of directors or also to provide equivalent treatment to a nominating party candidate after he or she is elected to the board. Under either reading, the Proposal violates Delaware law because the board cannot promise to provide equivalent treatment to all director candidates, or even all directors once elected. Depending on the circumstances and the identity of the director candidate or

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7 8 *Del. C.* § 112(1)-(4).

8 We note that Section 112 includes a catchall provision that allows a corporation to include in its proxy access bylaw "any other lawful condition." 8 *Del. C.* § 112(6). However, for the reasons set forth in this Part III of our opinion, the discrimination imposed by the Proposal is not a "lawful" condition within the meaning of Section 112.

director, a board's fiduciary duties may require that a director candidate or a director be treated differently from others. Moreover, under Delaware law, the board may treat candidates and directors differently whenever they determine, based on their own good faith business judgment, that differential treatment is warranted. There is no requirement under Delaware law that the board justify differential treatment as "fair and necessary." Moreover, the Company's governing documents cannot be amended to impose such a new duty on the board of directors.

1. The Board Cannot Be Forced To Treat All Director Candidates The Same.

As noted above, the scope of the Proposal's "equivalent treatment" requirement is unclear. The reference to treating director "candidates" the same suggests that the Proponent intends to regulate the conduct of the board of directors during the election contest. This equivalent treatment requirement could easily be read to: (i) require the board to recommend the election of a nominating party's candidates (i.e., in order to provide them "equivalent" treatment since the board will make such a recommendation for its own candidates); (ii) require the board to provide as much information and background material on the nominating party candidates as is provided on the board's candidates; (iii) require the Company's proxy solicitor to devote equal attention to solicit votes (e.g., mailings, phone calls, etc.) for the nominating party candidates as is devoted to the board's candidates; and (iv) include references to, and recommendations for election of, the nominating party candidates in any "road shows" and other investor presentations made by the Company during the election contest.

The board of directors cannot be forced to recommend the election of a nominating party candidate if the board determines that other candidates are more suitable for election. Delaware law recognizes that contests between competing slates of director nominees are often not mere conflicts of personalities. Rather, a director election can, and most often does, involve questions of corporate policy: "Indeed it often happens in practice as it necessarily must that questions of policy come up not as abstract propositions which are referred to the stockholders for a yes or no vote, but in the form of whether the directors who stand for the given policy should be re-elected to office."[9] Because the corporate policy and direction of the Company may depend on the election, no matter could be more important than which nominees will be elected. The board therefore cannot be required to provide a recommendation to nominating party candidates equivalent to the recommendation it provides to the board's own candidates. The board owes a fiduciary duty to provide truthful communications to the stockholders.[10] The Delaware Court of Chancery has specifically held that this duty includes providing an honest recommendation on how the board believes the stockholders should vote on

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9 *Hall v. Trans-Lux Daylight Picture Screen Corp.*, 171 A. 226, 228 (Del. Ch. 1934).

10 *Malone v. Brincat*, 722 A.2d 5, 12 (Del. 1998) ("Directors are required to . . . provide a balanced, truthful account of all matters disclosed in the communications with shareholders."); *Gantler v. Stephens*, 965 A.2d 695, 710 (Del. 2009) ("[D]irectors of Delaware corporations have a fiduciary duty to disclose fully and fairly all material information within the board's control when it seeks shareholder action.").

a particular matter.[11] In fact, the Delaware Court of Chancery has specifically held that, in selecting director candidates, the board cannot restrict its ability to freely choose candidates for election, and must use its "own best judgment" in selecting candidates.[12] The stockholders would be deprived of the board's "best judgment" on director candidates if the board is forced to recommend in favor of the election of nominating party candidates.

The board also cannot be required to engage in other "equivalent treatment" activities (e.g., providing equal solicitation efforts, or providing equal "air time" in investor presentations or Company proxy materials) because this activity would mislead the stockholders into thinking the Company supports the nominating party candidates. The equivalent treatment requirement would effectively force the Company's board to deliver an implicit endorsement of the nominating party candidates. Boilerplate disclaimers that the Company does not support the election of a nominating party candidate would not suffice to correct the misimpression.[13] The fiduciary duties of the board are intended to ensure proxy solicitation activities that clarify, rather than confuse, stockholders.

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11 *See In re Berkshire Realty Co., Inc.*, 2002 WL 31888345, *4 (Del. Ch. 2002) (holding that although a certificate of incorporation provision required a board of directors to submit a liquidation plan to stockholders, the board had no duty to recommend that the stockholders approve the plan; "if the board, in the exercise of its business judgment, determined that liquidation was not in the best interests of the corporation and its stockholders, it could not have recommended a liquidation without violating its fiduciary duty to the stockholders"); *cf.* 8 *Del. C.* § 146 ("A corporation may agree to submit a matter to a vote of its stockholders whether or not the board of directors determines at any time subsequent to approving such matter that such matter is no longer advisable and recommends that the stockholders reject or vote against the matter.").

12 *Chapin v. Benwood Foundation, Inc.*, 402 A.2d 1205, 1211 (Del. Ch. 1979) (invalidating an agreement requiring directors of a non-stock corporation to commit themselves, years in advance, to fill board vacancies with certain named persons).

13 In one Delaware Court of Chancery decision, the Court enjoined the solicitation of proxies by an insurgent group where the solicitation materials gave stockholders the false impression that the board supported the insurgent's nominees. In that case, the Court stated that

> [it cannot be implied] that the law will assume each stockholder will read and examine the various [proxy material] documents through the eyes of one who is placed on guard as to the possible existence of misleading statements. To expect or to require such a procedure of stockholders would remove the law beyond reason or reality. The accepted and desirable tendency has been to place the burden of candor upon those who would communicate with stockholders rather than to require the stockholders to be eternally vigilant.

Empire Southern Gas Co. v. Gray, 46 A.2d 741, 747 (Del. Ch. 1946) (finding that the insurgent party sent out a notice of annual meeting on the company's letterhead which was signed by the company's secretary and listed the insurgent nominees in the same list as the incumbent directors without indicating that such nominees were being proposed for the first time as directors and had not been nominated by the board).

The equivalent treatment requirement urged by the Proponent would impermissibly force the stockholders to be "eternally vigilant" in determining which candidates are supported by the board and which are supported by the nominating party.

The equivalent treatment urged by the Proponent would also impermissibly force the board to expend resources, beyond the inclusion of nominating party candidates on its proxy materials, in violation of the board's fiduciary duties. In a recent decision certified to the Delaware Supreme Court by the Securities and Exchange Commission, *CA, Inc. v. AFSCME Employees Pension Plan*, the Court held that a proposed bylaw requiring a corporation to reimburse a stockholder for its proxy solicitation expenses would violate Delaware law if adopted because it would have prevented the board from discharging its fiduciary duties if the board determined that it should not provide reimbursement.[14] The *AFSCME* decision rested on the common law principle that a board cannot be forced to use corporate resources if the board determines, in accordance with its fiduciary duties, that the expenditure will harm the corporation or is otherwise not appropriate.[15]

Following the *AFSCME* decision, the Delaware General Assembly adopted Sections 112 and 113 of the DGCL, which permit the adoption of bylaws that require a corporation to include stockholder candidates on its proxy materials (Section 112) or to reimburse a stockholder for its proxy solicitation expenses (Section 113).[16] Neither statute authorizes a corporation to take the additional, drastic step of requiring the board of directors to devote corporate time and resources to actively seek the election of stockholder nominees, which would be required to satisfy the equivalent treatment obligation in the Proposal. To the contrary, the board's fiduciary duties require the directors to take action to promote only the election of the nominees the board believes should be elected. The Delaware courts favor narrow readings of statutes that are in derogation of the common law.[17] Accordingly, we believe a court would not read the new DGCL provisions expansively to require a board to take action on behalf of stockholder candidates beyond what is expressly provided for in Sections 112 and 113 of the DGCL.

Because the Proposal's equal treatment requirement ventures well beyond what is authorized by Sections 112 and 113 and is contrary to the common law under *AFSCME* and the other cases cited above, the Proposal violates Delaware law for this reason as well.

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14 *CA, Inc. v. AFSCME Employee Pension Plan*, 953 A.2d 227, 238 (Del. 2008).

15 *AFSCME*, 953 A.2d at 240 (noting the proposed reimbursement bylaw was invalid "because the Bylaw contains no language or provision that would reserve to [the corporation's] directors their full power to exercise their fiduciary duties to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all").

16 *See* 8 *Del. C.* §§ 112 & 113.

17 *See, e.g., A.W. Financial Services, S.A. v. Empire Resources, Inc.*, 981 A.2d 1114, 1121-22 (Del. 2009) (finding that Delaware cases consistently apply the principle that "'the common law is not repealed by statute unless the legislative intent to do so is plainly or clearly manifested', and that 'any such repeal is not effected to a greater extent than the unmistakable import of the [statutory] language used.'") (citations omitted). Unlike other parts of the Delaware Code, the DGCL does not contain a provision opting out of the rule that statutes in derogation of the common law are to be strictly construed. *Compare* 6 *Del. C.* § 18-1101(a) ("[t]he rule that statutes in derogation of the common law are to be strictly construed shall have no application to this chapter").

2. *Requiring The Board To Treat All Directors The Same Would Cause The Board To Breach Its Fiduciary Duties.*

The Proposal also appears to require that, after a director election, directors who were nominating party candidates must be afforded "equivalent treatment" compared to all other directors. This requirement would also violate Delaware law because circumstances may arise where it is advisable to treat directors differently. For example, if a director has a conflict of interest, or even just a potential conflict of interest, the board may decide it is advisable to ask that director to abstain from board deliberations on the conflict transaction. In more extreme circumstances, the board may deem it advisable to form a committee of the board that excludes the conflicted director in order to consider the transaction free of conflicts of interest or otherwise take action to deny a director access to information for an improper purpose. Although directors are fiduciaries of a corporation, their conduct can in some circumstances present threats to the corporation, particularly given a director's access to sensitive information about the Company and a director's potential influence over management. In one notable example, the Delaware Court of Chancery enjoined a bylaw that would have forced the dissolution of a board committee that purposefully excluded the director/majority stockholder.[18] The Court found that the dissolution of the committee would have been inequitable because the director had breached agreements with the corporation and likely usurped a corporate opportunity belonging to the corporation.[19] The Proposal would prohibit the Company from taking the same type of action against a conflicted director because of the Proponent's insistence on "equivalent treatment" of directors.[20]

3. *The Proposal Would Impermissibly Force The Board To Justify Differential Treatment Of Directors As "Necessary."*

The Proposal would permit the board to treat directors differently only if the board adopted, and publicly disclosed, policies "reasonably designed to ensure" that the differential treatment is "fair and necessary." This part of the Proposal also violates Delaware law because it impermissibly attempts to modify the fiduciary duties of directors and to whom those duties are owed.

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18 *Hollinger International Inc. v. Black*, 844 A.2d 1022, 1080-81 (Del. Ch. 2004), *aff'd Black v. Hollinger International Inc.*, 872 A.2d 559 (Del. 2005).

19 *Id.*

20 The Proposal could also be read to require that directors who were nominating party candidates be provided an opportunity to serve on every board committee and to be offered the position of chairperson (or co-chairperson) of the board and each committee, i.e., to provide that candidate treatment that is the same as every other director on the board. In this respect, the "equivalent treatment" requirement would actually provide a nominating party candidate greater entitlements than other directors. The board is entitled to make a good faith business judgment as to committee assignments and who will serve as chairpersons of the board and its committees. The board cannot be required to provide any director this type of favored position over other directors.

Under Delaware law, each director owes a duty to use his or her "own best judgment" in making board decisions.[21] The standard for determining whether the board should take action is based on whether each director believes, in good faith, that such action is advisable[22] and in the best interest of *all* stockholders.[23] The Proposal would alter this standard in two respects when the board is considering whether to treat director candidates differently from other directors. First, the differential treatment must be "fair and necessary," not merely advisable. Second, by imposing this "fair and necessary" standard as a threshold to treating nominating party candidates for director differently, the Proposal creates a special rule that would advance the interests of the nominating party and its director candidates over the interests of all other stockholders. Both aspects of the Proposal violate Delaware law.

It is easy to see how the "fair and necessary" standard would lead to different results in the context of the Proposal when compared to the "advisability" standard under Delaware law. For example, the board may determine that it is not advisable (i.e., it is not prudent or desirable)[24] to use company time and resources to solicit votes for a nominating party candidate for director during an election contest. But, denying a candidate the use of those resources may not be "necessary" (i.e., absolutely needed or required)[25] in the sense that the board could pay the expenditures and still continue the company's business. Similarly, to avoid the appearance of impropriety, and to avoid potential litigation for breach of fiduciary duty, it may be advisable for the board to take action that excludes a director from deliberations on a transaction where the director has a conflict of interest. However, taking that action would not be "necessary" since, under Delaware law, directors are permitted to vote on transactions

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21 *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281, 1292 (Del. 1998) (noting that "each" director owes a duty to "exercise his own best judgment on matters that come before the board").

22 Indeed, the most fundamental corporate actions can be approved by the board so long as the board deems the action "advisable." *See, e.g.*, 8 *Del. C.* §§ 242(b) (board can adopt and recommend for stockholder approval amendments to the certificate of incorporation if the board declares the amendment "advisable"); 251(b) (board may adopt and recommend for stockholder approval a merger agreement if the board adopts a resolution declaring the "advisability" of the agreement); 275 (board may adopt, and recommend for stockholder approval, a resolution to dissolved the corporation if the board deems the dissolution "advisable").

23 *See, e.g., Phillips v. Insituform of N. America*, 1987 WL 16285, *10 (Del. Ch. 1987) (stating, in the context of analyzing the duties of directors elected by different classes of stock, "[I believe that] the law demands of directors . . . fidelity to the corporation and all of its shareholders and does not recognize a special duty on the part of directors elected by a special class to the class electing them"); *Gilbert v. El Paso Co.*, 1988 WL 124325, *9 (Del. Ch. 1988) ("[T]he directors' fiduciary duty runs to the corporation and to the entire body of shareholders generally, as opposed to specific shareholders or shareholder subgroups."), *aff'd*, 575 A.2d 1131 (Del. 1990).

24 *See* Merriam-Webster's Dictionary (Online Edition) (Defining "advisable" as "fit to be advised or done: Prudent").

25 *See* Merriam-Webster's Dictionary (Online Edition) (Defining "necessary" as "of an inevitable nature: Inescapable" and "Compulsory" and "absolutely needed: Required").

regardless of whether they have a conflict of interest.[26] It is also easy to see how imposing this "necessary" standard forces the board to favor the interests of a nominating party and its director candidate over the interests of other stockholders, because a board that is acting in good faith would not have treated the director candidate equally but for the Proposal's novel standard.

The Proposal's attempt to modify the board's fiduciary duties is not permitted by Delaware law. Unlike non-corporate entities (such as limited liability companies, limited partnerships and other "alternative entities"), a Delaware corporation cannot modify the fiduciary duties of directors, or to whom those duties are owed, through a provision in its certificate of incorporation or bylaws.[27] Section 102(b)(7) of the DGCL permits the adoption of certificate of incorporation provisions that eliminate director liability for monetary damages for breach of the fiduciary duty of care, but the commentary surrounding Section 102(b)(7) makes clear that the fiduciary duties themselves cannot be eliminated or modified.[28]

The Proposal asks the Company's board (and a majority of the stockholders of the Company, to the extent an amendment to the certificate of incorporation is contemplated by the Proposal) to adopt provisions that favor the interests of some stockholders over others. The prohibition on modifying fiduciary duties of directors in a bylaw or certificate of incorporation exists precisely to avoid this potential tyranny of the majority: the board and a majority faction of stockholders cannot take actions that condone a course of conduct where directors favor one group of stockholders over another. Accordingly, the Proposal violates Delaware law.

V. The Proposal Impermissibly Limits The Nomination Rights Of Stockholders.

As noted above, the terms of the Proposal state that a nominating party's candidates for director election "shall" be included on the Company's proxy materials, and "such" nominating party is limited to nominating only one candidate for director election. In other words, the Proposal does not give a nominating party a choice of whether to seek access to the Company's proxy materials. Instead, a nominating party's nominee "shall" be included in

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26 *See* 8 *Del. C.* 144(b) ("Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.").

27 *Sutherland v. Sutherland*, 2009 WL 857468, *4 (Del. Ch. 2009) (finding that if the defendants' contention were true, namely that a certificate of incorporation provision acted to sterilize director interest when approving self-dealing transactions, such a provision "would effectively eviscerate the duty of loyalty for corporate directors as it is generally understood under Delaware law. While such a provision is permissible under the Delaware Limited Liability Company Act and the Delaware Revised Uniform Limited Partnership Act, where freedom of contract is the guiding and overriding principle, it is expressly forbidden by the DGCL."). *See also Siegman v. Tri-Star Pictures, Inc.*, 1989 WL 48746, *8 (Del. Ch. May 5, 1989, *revised* May 30, 1989), *rev'd in part on other grounds, In re Tri-Star Pictures*, 684 A.2d 319 (Del. 1993).

28 Lewis S. Black & A. Gilchrist Sparks, *Analysis of the 1986 Amendments to the Delaware Corporation Law*, (1986) ("[I]t should be noted that Section 102(b)(7) only provides directors with relief from judgments for monetary damages for breaches of their duty of care. It does not do away with the duty.").

the proxy statement, and, based on the current ten-director board, any nominating party will be limited to nominating only one candidate for director election.

The Proposal would violate Delaware law because it would prevent a nominating party from exercising its right, outside of a proxy access system, to nominate more than one candidate for director election.[29] Delaware law views a stockholder's ability to make nominations as a fundamental right that is necessary to make the stockholder franchise meaningful. Because only the directors, and not the stockholders, possess the authority to manage the business and affairs of a corporation,[30] stockholders who wish to change the course of management can do so only through the ballot box, by nominating competing candidates for election. The "ideological underpinning" for director power rests on the stockholders' right either to affirm current management's business plan by re-electing incumbents or to reject management's business plan by replacing the incumbents with new directors.[31] Accordingly, the Delaware courts zealously protect the fundamental right of stockholders to nominate candidates for director election:

> Because of the obvious importance of the nomination right in our system of corporate governance, Delaware courts have been reluctant to approve measures that impede the ability of stockholders to nominate candidates. Put simply, Delaware law recognizes that the "right of shareholders to participate in the voting process includes the right to nominate an opposing slate." And "the unadorned right to cast a ballot in a contest for [corporate] office . . . is meaningless without the right to participate in selecting the contestants. As the nominating process circumscribes the range of choice to be made, it is a fundamental

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29 Had the Proposal been drafted as providing a stockholder the option of either (i) nominating, and soliciting its own proxies for, nominees up to the number of director seats subject to election or (ii) seeking access to the Company's proxy materials while subject to the limitation on nominees, the stockholders' nomination rights would not be abridged. Section 112 of the DGCL expressly permits bylaws that condition a stockholder's eligibility to gain access to a company's proxy materials on the number or proportion of persons nominated by the stockholder. 8 *Del. C.* § 112(3). Under the Proposal, however, the only means for a nominating party to nominate a director is to avail itself of proxy access and the limitation on nominees. Accordingly, it violates a stockholder's broader right, independent of proxy access, to nominate a number of candidates up to the total number of board seats subject to election.

30 *See* 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors . . . ."); *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984) ("A cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation.").

31 *See Blasius Indus. v. Atlas Corp.*, 564 A.2d 651, 659 (Del. Ch. 1988) ("The shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests. Generally, shareholders have only two protections against perceived inadequate business performance. They may sell their stock . . . or they may vote to replace incumbent board members.").

and outcome-determinative step in the election of officeholders. To allow for voting while maintaining a closed selection process thus renders the former an empty exercise."[32]

To date, the Delaware courts have only permitted one type of limited encroachment on the stockholders' right to nominate director candidates: a corporation may adopt an "advance notice" provision in its certificate of incorporation or bylaws that requires stockholders to submit to the corporation names of nominees and certain information about them in advance of the stockholder meeting. However, these advance notice provisions are only permitted when they impose reasonable limitations on the stockholders' right to nominate candidates, and in all events advance notice provisions must "afford the shareholders a fair opportunity to nominate candidates."[33]

The Proposal would violate Delaware law if implemented because it clearly does not afford a nominating party a fair opportunity to nominate more than one candidate for director election. Because all stockholders of the Company possess a right to vote in the election of *all director seats* up for election, Delaware law requires that the stockholders possess a corresponding right to nominate alternative candidates for *all* of those director seats. Under the Proposal, a nominating party cannot nominate more than one director candidate, and therefore cannot run a contest to replace a majority of the board. This arbitrary limitation deprives all stockholders of the chance to vote in favor of an alternative slate fielded by a nominating party. The Proposal could have the effect of perpetuating the incumbent directors while depriving the stockholders of a meaningful right to replace a majority of the board.

The Proponent could have (but did not) draft his Proposal to offer a nominating party a choice either to (i) have its nominee included in the Company's proxy materials and be subject to the one-nominee limitation or (ii) forego access to the Company's proxy materials and nominate as many candidates as there are director seats.[34] Had the Proposal been drafted in this

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32 *Harrah's Entertainment Inc. v. JCC Holding Co.*, 802 A.2d 294, 310-11 (Del. Ch. 2002) (citations and footnotes omitted). This opinion does not address the very different circumstance where stockholders have voluntarily entered into arrangements that restrict their voting and nomination rights. *See id.* (interpreting a certificate of incorporation provision pursuant to which two large groups of stockholders negotiated and approved a series of checks and balances relating to their individual voting and nomination rights). The Proposal, in contrast, would force the one-nominee limitation on all stockholders.

33 *Hubbard v. Hollywood Park Realty Enterprises, Inc.*, 1991 WL 3151, *11 (Del. Ch. 1991) ("[P]recedents reaffirm the fundamental nature of the shareholders' right to exercise their franchise, which include the right to nominate candidates for the board of directors. That those rights are fundamental does not mean that their exercise cannot be restricted for valid corporate purposes by board-created procedural rules. However, those restrictions must not infringe upon the exercise of those rights in an unreasonable way. From these principles it may be inferred that an advance notice by-law will be validated where it operates as a reasonable limitation upon the shareholders' right to nominate candidates for director.") (internal citations omitted).

34 Because the Proposal is titled "proxy access," we recognize that it might leave stockholders who do not read the terms of the Proposal with the misimpression that the Proposal offers nominating parties a choice instead of imposing a mandatory regime that nominating parties cannot "opt out" of. When members of the press or the

(Continued . . .)

fashion a stockholder would still be afforded the option to nominate as many candidates as there are directorships up for election.[35] However, the Proposal requires a nominating party to accept proxy access along with this limited nomination right. The Proponent cannot force this trade-off on other stockholders without violating their franchise rights under Delaware law.

VI. The Proposal Is Not A Proper Subject For Stockholder Action.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

VII. The Company Lacks The Power And Authority To Implement The Proposal As It Concerns Amendments To The Certificate Of Incorporation.

The Proposal calls on the Company's board of directors to amend the Company's "governing documents" to implement the Proposal. To the extent the Proposal is asking the board to unilaterally amend the Company's certificate of incorporation, the board lacks the power to do so under Delaware law. Section 242 of the DGCL requires that amendments to the certificate of incorporation be approved by the board *and* the holders of a majority of the stock entitled to vote on such amendments.[36] Accordingly, the Company lacks the power and authority to implement the Proposal to the extent the Proponent is asking the Company's board to unilaterally amend the certificate of incorporation without stockholder approval.[37]

* * *

(Continued . . .)

corporate governance community discuss "proxy access" they are typically referring to an optional right of access to a company's proxy materials. However, the literal terms of the Proposal do not provide an option to nominating parties. A nominating party candidate "shall" be included in the Company's proxy materials and they may only nominate one candidate.

[35] The Proposal would still violate Delaware law, however, for the reasons set forth in Parts III and IV of this Opinion.

[36] *See* 8 *Del. C.* § 242(b)(1) (providing that the board must adopt a resolution "setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof . . . or directing that the amendment proposed be considered at the next annual meeting of the stockholders" before the stockholders vote on the amendment).

[37] Such a request that the Board unilaterally amend the certificate of incorporation would also cause the Company to violate Delaware law and is not a proper subject for stockholder action under Delaware law.

VIII. Conclusion.

For the foregoing reasons, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for stockholder action under Delaware law and (iii) to the extent that the Proposal asks the Company's board to unilaterally amend the Company's certificate of incorporation, the Company lacks the power and authority to implement the Proposal.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

5853961.4

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

May 22, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Forest Laboratories, Inc. (FRX)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This responds to the supplemented April 9, 2012 company request to avoid this rule 14a-8 proposal. The company now says that it wants to submit another letter "no later than the week of May 21, 2012."

This is to request that the company forward any further letters electronically to the proponent party. The company has failed to send any letters electronically to the proponent party and yet it forwards all letters electronically to the Staff.

This is to request the opportunity for the finial rebuttal since FRX had the opportunity of the first argument. Plus the needed time to make up for the company induced delay in the delivery of critical letters.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Frank J. Murdolo <frank.murdolo@frx.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

May 21, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Forest Laboratories, Inc. (FRX)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This responds to the supplemented April 9, 2012 company request to avoid this rule 14a-8 proposal. The company now says that it wants to submit another letter "no later than the week of May 21, 2012."

This is to request the opportunity for the finial rebuttal since FRX had the opportunity of the first argument.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Frank J. Murdolo <frank.murdolo@frx.com>

DORNBUSH SCHAEFFER STRONGIN & VENAGLIA, LLP

747 THIRD AVENUE
NEW YORK, NY 10017
www.dssvlaw.com

Tel (212) 759 3300

Fax (212) 753 7673

BY EMAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Forest Laboratories, Inc. – Section 14(a), Rule 14a-8 Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

On April 9, 2012, we submitted a letter (the "**No-Action Request**") on behalf of our client, Forest Laboratories, Inc., a Delaware corporation ("**Forest**" or the "**Company**"), notifying the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") that the Company intends to omit from its proxy statement and form of proxy (collectively, the "**2012 Proxy Materials**") for its 2012 Annual Meeting of Stockholders (the "**2012 Annual Meeting**") a stockholder proposal (the "**Proposal**") and statements in support thereof (the "**Supporting Statement**") received from Kenneth Steiner (the "**Proponent**"), naming John Chevedden as his designated representative (the "**Representative**").

On May 8, 2012, the Representative submitted a letter to the Staff captioned "#2 Rule 14a-8 Proposal" responding to the No-Action Request, which is attached hereto as Exhibit A (the "**Representative's Letter**"). The Company hereby advises the Staff that it is in the process of preparing a rebuttal to the Representative's Letter, and expects to submit such rebuttal letter to the Staff no later than the week of May 21, 2012.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at (212) 759-3300 or via email at strongin@dssvlaw.com.

Sincerely,

Landey Strongin

cc: Kenneth Steiner
John Chevedden
Herschel S. Weinstein, Esq. .

199,757

EXHIBIT A
REPRESENTATIVE'S MAY 8, 2012 RESPONSE LETTER

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

May 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Forest Laboratories, Inc. (FRX)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This responds to the April 9, 2012 company request to avoid this rule 14a-8 proposal.

Our Company proposes grounds for exclusion under five sections of Rule 14a-8. None of these grounds have merit. I address each in the order they are raised in the Company's April 9, 2012 letter.

Company's letter Section III claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Violate State Law."

Section III of the Company's letter presents four arguments that the proposal, if implemented, would violate state law. These are addressed below:

1. Our Company Claims the Proposal is Excludable Because it Would Impermissibly Discriminate Against Stockholders Depending on Whether or Not They are Directors or Officers of the Company.

This argument is based on one made on pp. 4-6 of the April 9, 2012 legal opinion obtained by the Company (the "Legal Opinion"). That legal opinion chooses to interpret Paragraph 3 of the Proposal as an illegal condition on the Company-shareowner relationship between the Company and a certain class of shareowners—those shareowners who happen to also be Company board members of officers. As explained in the Legal Opinion, Delaware Law requires equal rights for all holders of a given class of stock. However, if Paragraph 3 is instead interpreted as a condition on the Company-insider relationship between a Company and its board members and officers, then it is immediately evident that Paragraph 3 is legal. A company can impose, as terms of employment, limitations on the exercise of board members' of officers' rights.

As a very simple example, under Delaware employment/contractor law, any citizen—and hence any shareowner of our Company—has a right to provide consulting services to competitors of our Company. Our Company can impose on our board members and officers an employment condition that they not exercise that specific right during the tenure of their service.

Similarly, Paragraph 3 does not deny board members' and officers' right to participate in proxy

access. Rather, it imposes on them an employment condition that they not exercise that specific right during the tenure of their service. Seen in this light, Paragraph 3 is perfectly reasonable and legal.

2. Our Company Claims the Proposal is Excludable Because it Would Cause the Board to Violate its Fiduciary Duties.

The Legal Opinion argues that exercise of fiduciary duty may require that the board treat certain of its members unequally, although such unequal treatment may not technically be necessary. Nonsense. If fiduciary duty requires such treatment, then it is necessary. If, according to the board's best business judgment, they should treat a certain board member unequally, and fiduciary duty requires them to act on their best business judgment, then it is necessary that they so treat that board member unequally. In this light, all Paragraph 5 really does is require the board to notify shareowners, through published procedures, if and how they intend to treat proxy access board members unequally. Then shareowners can decide if they are comfortable that such unequal treatment is really in the best interests of the Company.

3. *Our Company Claims the Proposal is Excludable Because it Could be Interpreted as Impermissibly Prohibiting an Eligible Stockholder Group From Nominating More Than One Candidate for Director Election.*

The Legal Opinion claims that the Proposal could be interpreted as prohibiting shareowners from running a full slate of candidates under an independent proxy solicitation. It is difficult to see what this claim is based on. Nowhere does the Proposal say such a thing. The Proposal never even mentions independent proxy solicitations. Perhaps the company is arguing that, because the Proposal doesn't mention independent proxy solicitations, that implies that it would disallow them. That would be like arguing that, because the Proposal doesn't mention shareowners' rights to receive dividends when issued, that implies that it would disallow shareowners from receiving dividends as well.

4. Our Company Claims the Proposal is Excludable Because it Could be Interpreted as Requiring the Board to Amend the Company's Certificate of Incoporation, Which the Board Locks the Power or Authority to Unilaterally Implement.

The Proposal clearly does not require the board to amend the articles of incorporation. It leaves it up to the board to choose the specific governing documents to amend, and it leaves it up to the board what form the specific amendments should take in order to implement the proposal.

Company's letter Section IV claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(1) Because the Proposal Is Not a Proper Subject for Action by the Company Stockholders Under Delaware Law."

As described in our Company's letter, this claim is predicated on the four claims addressed in the preceding section above. As those claims are false, so is this one.

Company's letter Section V claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Vague and Indefinite and, Thus, Materially False and Misleading in Violation of Rule 14a-9."

Section V of the Company's letter presents two arguments that the proposal is vague and indefinite. These are addressed below:

1. Our Company Claims the Proposal is Excludable Because it "is Subject to Multiple Interpretations, Such That Stockholders Would Be Unable To Determine the Scope of the Proposal"

Here, our Company invokes their earlier flawed argument that, because the Proposal doesn't mention shareowners' right to nominate a full slate of candidates via an independent proxy solicitation, the proposal might be interpreted as extinguishing that right. The earlier counterargument applies: The Proposal also doesn't mention shareowners' right to receive dividends when announced, so why shouldn't the proposal be deemed vague for failing to clarify its impact on shareowners' right to receive dividends?

Our Company actually presents three interpretations of the Proposal that would purportedly impact some or all shareowners' rights to nominate via an independent proxy solicitation. All of these succumb to the above counterargument.

Even if the proposal were subject to the various interpretations proposed by our Company, it would not be vague or misleading. Except for the intended interpretation, all of the proposed interpretations would be blatantly illegal under state and federal law. If a proposal is subject to multiple interpretations, but clearly only one is legal, the proposal is not vague or misleading.

2. Our Company Claims the Proposal is Excludable Because it "Contains Vaguely Worded Mandates, Such That Stockholders and The Company Cannot Determine What Actions Would Be Required."

Our Company argues that Paragraph 5 is vague, but all Paragraph 5 does is ask that the board establish and enforce some standard of equal treatment for board candidates and members originally nominated under the Proposal. Paragraph 5 is worded to provide the board broad discretion in implementing this. A proposal is not vague for merely granting the board broad discretion. It is the nature and purpose of boards that they have discretion anyway.

For our Company to prove their claim that Paragraph 5 is vague, they must demonstrate how it is vague. They propose five different ways it might be considered vague. Let's consider each of these.

First, our Company claims that Paragraph 5 might be interpreted to require the board to recommend the election of an Eligible Stockholder Group's candidates. This would be an unusual interpretation. Equivalent treatment is not the same thing as non-partisan treatment. A more reasonable interpretation would be that the board may support or oppose candidates as it sees fit, and that other nominating parties may also do so as well. If the board included in proxy materials arguments for voting against candidates it opposed, equal treatment would then require that other nominating parties also be allowed to do so. If the board were uncertain about what would constitute equivalent treatment in thee regards, it could clarify its decisions in its published procedures on the matter. Again, a proposal is not vague if it leaves matters to the board's discretion.

Second, our Company claims that Paragraph 5 might be interpreted to require the Board to provide as much information and background material on the Eligible Stockholder Group's candidate as is provided on the Board's candidates. That would be a reasonable interpretation of equivalent treatment. Our Company points out nothing vague about this, so it is not clear why they mention it.

Third, our Company claims that Paragraph 5 might be interpreted to require the Company's proxy solicitor to devote equal attention to solicit votes (e.g., mailings, phone calls, etc.) for an Eligible Stockholder Group's candidate as is devoted to the Board's candidates. The legitimate purpose of a proxy solicitor is to solicit proxies to ensure a company has a quorum at its annual meeting. For the board to spend Company resources to have a proxy solicitor actively promote their own candidates over those of shareowners would not constitute equivalent treatment. Our Company points out nothing vague about this, so it is not clear why they mention it.

Fourth, our Company claims that Paragraph 5 might be interpreted to require the board to include references to, and recommendations for election of, the Eligible Stockholder Group's candidate in any "road shows" and other investor presentations made by the Company during the election contest. For the board to spend Company resources on a "road show" to promote their candidates would clearly violate equal treatment. Our Company points out nothing vague about this, so it is not clear why they mention it.

Fifth, our Company claims that Paragraph 5 might be interpreted to require that, "after a director election, directors who were candidates of an Eligible Stockholder Group (a "Stockholder Director") must be afforded 'equivalent treatment' compared to all other directors, and this requirement could easily be read to require the Board to: (a) refrain from asking Stockholder Directors with actual or potential conflicts from abstaining from board deliberations on the transaction giving rise to the actual or potential conflict; (b) appoint a Stockholder Director as a co-Presiding director irrespective of such Stockholder Director's qualifications; (c) appoint a Stockholder Director as a co-chairman and/or member of each Board committee to which the Board has appointed directors nominated by the Company without regard to independence requirements associated with such committees." This is all quite bizarre. For example, if the board would ask any other member with a potential conflict to abstain, equivalent treatment would require that they also ask any "stockholder director" with a conflict to abstain. Again, ff the board were uncertain about what would constitute equivalent treatment, it could clarify its decisions in its published procedures on the matter. Again, a proposal is not vague if it leaves matters to the board's discretion.

Based on the above, our Company has failed to identify a single way in which Paragraph 5 is vague.

Company's letter Section VI claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal."

As described in our Company's letter, this claim is predicated on the four claims raised in Section III of that letter and addressed earlier in this letter. As those claims are false, so is this one.

Company's letter Section VII claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(8)(iii) Because the Proposal Questions the Business Judgment of Board Members the Company Expects to Nominate for Reelection at the 2012 Annual Meeting of Stockholders."

The preamble discusses the composition of the board, noting, among other causes for concern, that only one board member has concurrent duties on another board. This is a factual statement about the board's composition. It does not allude to individual board members. Even if it did, that would not constitute questioning a board member's competence, as serving on other boards

is just one of many possible contributors to a board members' competence. For example, it is not necessary that a board member have training in accounting in order to be competent to serve. If a board had just one member with training in accounting, that might be cause for concern, but it would not be a critique of individual board members' competence. All the members might individually be fully competent to serve. The problem would be with, not the individuals, but with the board's overall composition.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Frank J. Murdolo <frank.murdolo@frx.com>

[FRX: Rule 14a-8 Proposal, March 20, 2012]
3* – Proxy Access

WHEREAS, Most long-term shareowners have no reasonable means to make board nominations, this is based on a standard "proxy access" proposal, as described in http://proxyexchange.org/standard_004.pdf.

WHEREAS, The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and "High Concern" in executive pay – $8 million for our CEO/ Chairman Howard Solomon, age 83. Annual bonuses continued to be discretionary and long-term equity pay was time-vested – not performance-based. Four directors had long tenure respectively of 14, 14, 35 and 48 years – independence concern. Three directors were insiders or inside-related – more independence concern. Three directors were age 71 to 83 – succession planning concern. Only one director had current experience on an outside board – qualifications concern. Three directors owned no stock – lack of incentive concern.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

   a. Any party of one or more shareowners that has collectively held, continuously for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or

   b. Any party of shareowners of whom fifty or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

2. Any such party may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

4. All members of any party nominating under item 1(a), and at least fifty members of any party nominating under item 1(b), must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement regarding any nomination with any member of another nominating party, including the Company's board.

5. All board candidates and members originally nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees. Should the board determine that aspects of such treatment cannot be equivalent, the board shall establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the governing documents of our

company.

Please encourage our board to adopt this proposal 3*.

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

May 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Forest Laboratories, Inc. (FRX)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This responds to the April 9, 2012 company request to avoid this rule 14a-8 proposal.

Our Company proposes grounds for exclusion under five sections of Rule 14a-8. None of these grounds have merit. I address each in the order they are raised in the Company's April 9, 2012 letter.

Company's letter Section III claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Violate State Law."

Section III of the Company's letter presents four arguments that the proposal, if implemented, would violate state law. These are addressed below:

1. Our Company Claims the Proposal is Excludable Because it Would Impermissibly Discriminate Against Stockholders Depending on Whether or Not They are Directors or Officers of the Company.

This argument is based on one made on pp. 4-6 of the April 9, 2012 legal opinion obtained by the Company (the "Legal Opinion"). That legal opinion chooses to interpret Paragraph 3 of the Proposal as an illegal condition on the Company-shareowner relationship between the Company and a certain class of shareowners—those shareowners who happen to also be Company board members of officers. As explained in the Legal Opinion, Delaware Law requires equal rights for all holders of a given class of stock. However, if Paragraph 3 is instead interpreted as a condition on the Company-insider relationship between a Company and its board members and officers, then it is immediately evident that Paragraph 3 is legal. A company can impose, as terms of employment, limitations on the exercise of board members' of officers' rights.

As a very simple example, under Delaware employment/contractor law, any citizen—and hence any shareowner of our Company—has a right to provide consulting services to competitors of our Company. Our Company can impose on our board members and officers an employment condition that they not exercise that specific right during the tenure of their service.

Similarly, Paragraph 3 does not deny board members' and officers' right to participate in proxy

access. Rather, it imposes on them an employment condition that they not exercise that specific right during the tenure of their service. Seen in this light, Paragraph 3 is perfectly reasonable and legal.

2. Our Company Claims the Proposal is Excludable Because it Would Cause the Board to Violate its Fiduciary Duties.

The Legal Opinion argues that exercise of fiduciary duty may require that the board treat certain of its members unequally, although such unequal treatment may not technically be necessary. Nonsense. If fiduciary duty requires such treatment, then it is necessary. If, according to the board's best business judgment, they should treat a certain board member unequally, and fiduciary duty requires them to act on their best business judgment, then it is necessary that they so treat that board member unequally. In this light, all Paragraph 5 really does is require the board to notify shareowners, through published procedures, if and how they intend to treat proxy access board members unequally. Then shareowners can decide if they are comfortable that such unequal treatment is really in the best interests of the Company.

3. *Our Company Claims the Proposal is Excludable Because it Could be Interpreted as Impermissibly Prohibiting an Eligible Stockholder Group From Nominating More Than One Candidate for Director Election.*

The Legal Opinion claims that the Proposal could be interpreted as prohibiting shareowners from running a full slate of candidates under an independent proxy solicitation. It is difficult to see what this claim is based on. Nowhere does the Proposal say such a thing. The Proposal never even mentions independent proxy solicitations. Perhaps the company is arguing that, because the Proposal doesn't mention independent proxy solicitations, that implies that it would disallow them. That would be like arguing that, because the Proposal doesn't mention shareowners' rights to receive dividends when issued, that implies that it would disallow shareowners from receiving dividends as well.

4. Our Company Claims the Proposal is Excludable Because it Could be Interpreted as Requiring the Board to Amend the Company's Certificate of Incoporation, Which the Board Locks the Power or Authority to Unilaterally Implement.

The Proposal clearly does not require the board to amend the articles of incorporation. It leaves it up to the board to choose the specific governing documents to amend, and it leaves it up to the board what form the specific amendments should take in order to implement the proposal.

Company's letter Section IV claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(1) Because the Proposal Is Not a Proper Subject for Action by the Company Stockholders Under Delaware Law."

As described in our Company's letter, this claim is predicated on the four claims addressed in the preceding section above. As those claims are false, so is this one.

Company's letter Section V claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Vague and Indefinite and, Thus, Materially False and Misleading in Violation of Rule 14a-9."

Section V of the Company's letter presents two arguments that the proposal is vague and indefinite. These are addressed below:

1. Our Company Claims the Proposal is Excludable Because it "is Subject to Multiple Interpretations, Such That Stockholders Would Be Unable To Determine the Scope of the Proposal"

Here, our Company invokes their earlier flawed argument that, because the Proposal doesn't mention shareowners' right to nominate a full slate of candidates via an independent proxy solicitation, the proposal might be interpreted as extinguishing that right. The earlier counterargument applies: The Proposal also doesn't mention shareowners' right to receive dividends when announced, so why shouldn't the proposal be deemed vague for failing to clarify its impact on shareowners' right to receive dividends?

Our Company actually presents three interpretations of the Proposal that would purportedly impact some or all shareowners' rights to nominate via an independent proxy solicitation. All of these succumb to the above counterargument.

Even if the proposal were subject to the various interpretations proposed by our Company, it would not be vague or misleading. Except for the intended interpretation, all of the proposed interpretations would be blatantly illegal under state and federal law. If a proposal is subject to multiple interpretations, but clearly only one is legal, the proposal is not vague or misleading.

2. Our Company Claims the Proposal is Excludable Because it "Contains Vaguely Worded Mandates, Such That Stockholders and The Company Cannot Determine What Actions Would Be Required."

Our Company argues that Paragraph 5 is vague, but all Paragraph 5 does is ask that the board establish and enforce some standard of equal treatment for board candidates and members originally nominated under the Proposal. Paragraph 5 is worded to provide the board broad discretion in implementing this. A proposal is not vague for merely granting the board broad discretion. It is the nature and purpose of boards that they have discretion anyway.

For our Company to prove their claim that Paragraph 5 is vague, they must demonstrate how it is vague. They propose five different ways it might be considered vague. Let's consider each of these.

First, our Company claims that Paragraph 5 might be interpreted to require the board to recommend the election of an Eligible Stockholder Group's candidates. This would be an unusual interpretation. Equivalent treatment is not the same thing as non-partisan treatment. A more reasonable interpretation would be that the board may support or oppose candidates as it sees fit, and that other nominating parties may also do so as well. If the board included in proxy materials arguments for voting against candidates it opposed, equal treatment would then require that other nominating parties also be allowed to do so. If the board were uncertain about what would constitute equivalent treatment in thee regards, it could clarify its decisions in its published procedures on the matter. Again, a proposal is not vague if it leaves matters to the board's discretion.

Second, our Company claims that Paragraph 5 might be interpreted to require the Board to provide as much information and background material on the Eligible Stockholder Group's candidate as is provided on the Board's candidates. That would be a reasonable interpretation of equivalent treatment. Our Company points out nothing vague about this, so it is not clear why they mention it.

Third, our Company claims that Paragraph 5 might be interpreted to require the Company's proxy solicitor to devote equal attention to solicit votes (e.g., mailings, phone calls, etc.) for an Eligible Stockholder Group's candidate as is devoted to the Board's candidates. The legitimate purpose of a proxy solicitor is to solicit proxies to ensure a company has a quorum at its annual meeting. For the board to spend Company resources to have a proxy solicitor actively promote their own candidates over those of shareowners would not constitute equivalent treatment. Our Company points out nothing vague about this, so it is not clear why they mention it.

Fourth, our Company claims that Paragraph 5 might be interpreted to require the board to include references to, and recommendations for election of, the Eligible Stockholder Group's candidate in any "road shows" and other investor presentations made by the Company during the election contest. For the board to spend Company resources on a "road show" to promote their candidates would clearly violate equal treatment. Our Company points out nothing vague about this, so it is not clear why they mention it.

Fifth, our Company claims that Paragraph 5 might be interpreted to require that, "after a director election, directors who were candidates of an Eligible Stockholder Group (a "Stockholder Director") must be afforded 'equivalent treatment' compared to all other directors, and this requirement could easily be read to require the Board to: (a) refrain from asking Stockholder Directors with actual or potential conflicts from abstaining from board deliberations on the transaction giving rise to the actual or potential conflict; (b) appoint a Stockholder Director as a co-Presiding director irrespective of such Stockholder Director's qualifications; (c) appoint a Stockholder Director as a co-chairman and/or member of each Board committee to which the Board has appointed directors nominated by the Company without regard to independence requirements associated with such committees." This is all quite bizarre. For example, if the board would ask any other member with a potential conflict to abstain, equivalent treatment would require that they also ask any "stockholder director" with a conflict to abstain. Again, ff the board were uncertain about what would constitute equivalent treatment, it could clarify its decisions in its published procedures on the matter. Again, a proposal is not vague if it leaves matters to the board's discretion.

Based on the above, our Company has failed to identify a single way in which Paragraph 5 is vague.

Company's letter Section VI claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal."

As described in our Company's letter, this claim is predicated on the four claims raised in Section III of that letter and addressed earlier in this letter. As those claims are false, so is this one.

Company's letter Section VII claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(8)(iii) Because the Proposal Questions the Business Judgment of Board Members the Company Expects to Nominate for Reelection at the 2012 Annual Meeting of Stockholders."

The preamble discusses the composition of the board, noting, among other causes for concern, that only one board member has concurrent duties on another board. This is a factual statement about the board's composition. It does not allude to individual board members. Even if it did, that would not constitute questioning a board member's competence, as serving on other boards

is just one of many possible contributors to a board members' competence. For example, it is not necessary that a board member have training in accounting in order to be competent to serve. If a board had just one member with training in accounting, that might be cause for concern, but it would not be a critique of individual board members' competence. All the members might individually be fully competent to serve. The problem would be with, not the individuals, but with the board's overall composition.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Frank J. Murdolo <frank.murdolo@frx.com>

[FRX: Rule 14a-8 Proposal, March 20, 2012]
3* – Proxy Access

WHEREAS, Most long-term shareowners have no reasonable means to make board nominations, this is based on a standard "proxy access" proposal, as described in http://proxyexchange.org/standard_004.pdf.

WHEREAS, The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and "High Concern" in executive pay – $8 million for our CEO/ Chairman Howard Solomon, age 83. Annual bonuses continued to be discretionary and long-term equity pay was time-vested – not performance-based. Four directors had long tenure respectively of 14, 14, 35 and 48 years – independence concern. Three directors were insiders or inside-related – more independence concern. Three directors were age 71 to 83 – succession planning concern. Only one director had current experience on an outside board – qualifications concern. Three directors owned no stock – lack of incentive concern.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

   a. Any party of one or more shareowners that has collectively held, continuously for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or

   b. Any party of shareowners of whom fifty or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

2. Any such party may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

4. All members of any party nominating under item 1(a), and at least fifty members of any party nominating under item 1(b), must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement regarding any nomination with any member of another nominating party, including the Company's board.

5. All board candidates and members originally nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees. Should the board determine that aspects of such treatment cannot be equivalent, the board shall establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the governing documents of our

company.

Please encourage our board to adopt this proposal 3*.

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

May 6, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Forest Laboratories, Inc. (FRX)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This responds to the April 9, 2012 company request to avoid this rule 14a-8 proposal. A rebuttal is being prepared.

It is of note that the rule 14a–8 proposal was submitted to the company on March 20, 2012 and that the company submitted its no action request very early.

And apparently this no action request may not have been formally received by the Staff as indicated by this website:
http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8-incoming.shtml

A rebuttal is being prepared. This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Frank J. Murdolo <frank.murdolo@frx.com>

DORNBUSH SCHAEFFER STRONGIN & VENAGLIA, LLP

747 THIRD AVENUE
NEW YORK, NY 10017
Tel (212) 759 3300 www.dssvlaw.com Fax (212) 753 7673

BY EMAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Forest Laboratories, Inc. – Section 14(a), Rule 14a-8 Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

On April 9, 2012, we submitted a letter (the "**No-Action Request**") on behalf of our client, Forest Laboratories, Inc., a Delaware corporation ("**Forest**" or the "**Company**"), notifying the Staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") that the Company intends to omit from its proxy statement and form of proxy (collectively, the "**2012 Proxy Materials**") for its 2012 Annual Meeting of Stockholders a stockholder proposal (the "**Proposal**") and statements in support thereof (the "**Supporting Statement**") received from Kenneth Steiner (the "**Proponent**"), naming John Chevedden as his designated representative (the "**Representative**").

In addition to setting forth the reasons for our belief that the Proposal could be excluded from the 2012 Proxy Materials pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3), 14a-8(i)(6) and 14a-8(i)(8)(iii), the No-Action Request also indicated that (a) in accordance with Rule 14a-8(f)(1), the Company had sent a letter (the "**Deficiency Notice**") to the Representative on March 30, 2012 requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of the Company's stock continuously for at least one year as of the date of submission of the Proposal (the "**Ownership Verification**") and (b) as of the date the No-Action Request was submitted to the Commission, the Company had not received the required Ownership Verification in response to the Deficiency Notice.

With the preceding in mind, the purpose of this letter is to advise the Staff that the Company has received the required Ownership Verification, which had been inadvertently misplaced until its discovery earlier today. A copy of the Ownership Verification is attached hereto as Exhibit A.

Conclusion

Although it now appears that the Proponent has met the eligibility and procedural requirements set forth in Rules 14a-8(a)-(e), based on the analysis set forth in the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from the 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to contact me at (212) 759-3300 or via email at strongin@dssvlaw.com.

Sincerely,

Landey Strongin

cc: Kenneth Steiner
John Chevedden
Herschel S. Weinstein, Esq.

EXHIBIT A

KENNETH STEINER OWNERSHIP VERIFICATION

TD Ameritrade

Post-it® Fax Note 7671	Date 4-4-12	# of pages ▶
To Herschel Weinstein	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 *	
Fax # 212-224-6740	Fax #	

April 4, 2012

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

Medtronic (MDT)
Forest Labs (FRX)
H&R Block (HRB)

In the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since January 1, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TD Ameritrade, Inc., member FINRA/SIPC/NFA. TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2011 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

DORNBUSH SCHAEFFER STRONGIN & VENAGLIA, LLP

747 THIRD AVENUE
NEW YORK, NY 10017
Tel (212) 759 3300 www.dssvlaw.com Fax (212) 753 7673

BY EMAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Forest Laboratories, Inc. – Section 14(a), Rule 14a-8 Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

This letter is to inform you that our client, Forest Laboratories, Inc., a Delaware corporation ("**Forest**" or the "**Company**"), intends to omit from its proxy statement and form of proxy (collectively, the "**2012 Proxy Materials**") for its 2012 Annual Meeting of Stockholders (the "**2012 Annual Meeting**") a stockholder proposal (the "**Proposal**") and statements in support thereof (the "**Supporting Statement**") received from Kenneth Steiner (the "**Proponent**"), naming John Chevedden as his designated representative (the "**Representative**"). A copy of the Proposal, the Supporting Statement and related correspondence from the Proponent is attached hereto as Exhibit A.[1]

Pursuant to Rule 14a-8(j) and in accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("**SLB 14D**"), we are mailing this letter and its attachments to the Staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") at shareholderproposals@sec.gov no later than eighty (80) calendar days before the date the Company expects to file its definitive 2012 Proxy Materials with the Commission and have concurrently sent copies of this correspondence to the Proponent and the Representative.

Rule 14a-8(k) and Section E of SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the stockholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned

[1] After confirming that the Proponent was not a stockholder of record, in accordance with Rule 14a-8(f)(1), the Company sent a letter (the "**Deficiency Notice**") to the Representative on March 30, 2012 requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of the Company's stock continuously for at least one year as of the date of submission of the Proposal. Please see Exhibit B attached hereto. Records confirm that the Representative received the Deficiency Notice at 1:21 p.m. on April 2, 2012. Please see Exhibit C attached hereto. As of the date hereof, the Company has not received the required ownership verification. As such, the Company reserves the right to exclude the Proposal from the 2012 Proxy Materials in the event the Proponent fails to provide the Company a response containing the required ownership verification that is postmarked or transmitted electronically by April 16, 2012, which is the last day of the 14 day response period set forth in Rule 14a-8(f)(1).

on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proposal is set forth below.

> WHEREAS, Most long-term shareowners have no reasonable means to make board nominations, this is based on a standard "proxy access" proposal, as described in http://proxyexchange.org/standard_004.pdf.
>
> WHEREAS, The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and "High Concern" in executive pay - $8 million for our CEO/Chairman Howard Solomon, age 83. Annual bonuses continued to be discretionary and long-term equity pay was time-vested - not performance-based. Four directors had long tenure respectively of 14, 14, 35 and 48 years - independence concern. Three directors were insiders or inside-related- more independence concern. Three directors were age 71 to 83 - succession planning concern. Only one director had current experience on an outside board- qualifications concern. Three directors owned no stock - lack of incentive concern.
>
> RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:
>
> 1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:
>
> a. Any party of one or more shareowners that has collectively held, continuously for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or
>
> b. Any party of shareowners of whom fifty or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.
>
> 2. Any such party may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down.
>
> 3. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.
>
> 4. All members of any party nominating under item 1(a), and at least fifty members of any party nominating under item 1(b), must affirm in writing that they are not

aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement regarding any nomination with any member of another nominating party, including the Company's board.

5. All board candidates and members originally nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees. Should the board determine that aspects of such treatment cannot be equivalent, the board shall establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the governing documents of our company.

Please encourage our board to adopt this proposal *3.

For purposes of this letter, we refer to the criteria set forth in each of Paragraphs 1(a) and 1(b) as the "**Eligibility Criteria**" and the stockholders who satisfy that criteria as an "**Eligible Stockholder Group.**"

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Forest's view that it may exclude the Proposal from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(1) because the Proposal is not a proper subject matter for action by the Company's stockholders under Delaware law (Please see Section IV);
- Rule 14a-8(i)(2) because implementation of the Proposal would violate Delaware law (Please see Section III);
- Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9 (Please see Section V);
- Rule 14a-8(i)(6) because Forest lacks the power or authority to implement the Proposal (Please see Section VI); and
- Rule 14a-8(i)(8)(iii) because the Proposal questions the competence, business judgment and character of directors that Forest expects to nominate for reelection at the upcoming 2012 Annual Meeting (Please see Section VII).

III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. As discussed below and confirmed by the legal opinion of Morris, Nichols, Arsht & Tunnell LLP regarding Delaware law, attached hereto as Exhibit D (the "**Delaware Opinion**"), implementation of the Proposal would cause the Company to violate Delaware law. In particular, because the Proposal (i) would impermissibly discriminate against stockholders depending on whether or not they are directors or officers of the Company; (ii) would cause the Company's Board of Directors (the "**Board**") to violate its fiduciary duties; (iii) could impermissibly prohibit an Eligible Stockholder Group from nominating more than one candidate for director election; and (iv) could require the Company to unilaterally amend its certificate of incorporation in violation of the General Corporation Law of the State of Delaware (the "**DGCL**"), it may be omitted from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(2) as a violation of law.

1. The Proposal is Excludable Because it Would Impermissibly Discriminate Against Stockholders Depending on Whether or Not They Are Directors or Officers of the Company.

Under Paragraph 3 of the Proposal, stockholders who are Board members or officers of the Company cannot be a part of an Eligible Stockholder Group, and therefore they would not be subject to the Proponent's proxy access regime and the accompanying nominee limitations. As more fully explained in the Delaware Opinion, in doing so, the Proposal would violate the Delaware law doctrine of equal treatment. Under this doctrine and subject to two limited exceptions that are not applicable in this case, holders of shares of the same class of stock must be provided equal rights and restrictions in accordance with their pro rata share ownership. Consequently, the inclusion of a provision in the Company's governing documents that discriminates against stockholders depending on whether or not they are directors or officers would violate Delaware law.

On numerous occasions, the Staff, pursuant to Rule 14a-8(i)(2), has permitted exclusion of stockholder proposals regarding amendments to governing documents that, if implemented, would cause the company to violate state law. See, e.g., *Vail Resorts, Inc.* (Sep. 16, 2011) (concurring with exclusion of stockholder proposal to amend the bylaws to "make distributions to stockholders a higher priority than debt repayment or asset acquisition" under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law); *Ball Corp.* (Jan. 25, 2010) (concurring with the exclusion of a stockholder proposal requesting that the company take the necessary steps to declassify its board of directors where such declassification would violate state law); *Citigroup Inc.* (Feb. 18, 2009) (concurring with exclusion of stockholder proposal to amend the bylaws to establish a board committee on U.S. economic security under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law); *AT&T, Inc.* (Feb. 19, 2008) (concurring with the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of proposals requesting that the company take the necessary steps to amend the company's governing documents to permit stockholders to act by written consent and that the board adopt cumulative voting because the proposals would cause the company to violate state law); *The Boeing Co.* (Feb. 19, 2008) (Similar proposal seeking unilateral board action eliminating restrictions on stockholder actions by written consent violates Delaware law); *Monsanto Co.* (Nov. 7, 2008, *recon. denied*, Dec. 18, 2008) (concurring with exclusion of stockholder proposal to amend the bylaws to require directors to take an oath of allegiance to the U.S. Constitution under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law); *General Motors Corp.* (Apr. 19, 2007) (proposed bylaw amendment requiring each company director to oversee, evaluate and advise certain functional company groups violates Section 141(a) of the DGCL, which provides that all directors have the same oversight duties unless otherwise provided in the company's certificate of incorporation); and *Hewlett-Packard Co.* (Jan. 6, 2005) (concurring with exclusion of a stockholder proposal recommending that the company amend its bylaws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law).

2. The Proposal is Excludable Because it Would Cause the Board to Violate its Fiduciary Duties.

Paragraph 5 of the Proposal (**"Paragraph 5"**) asks the Board to amend the Company's governing documents to require that the Board afford "equivalent treatment" to "all board candidates and members originally nominated" under the Proposal as compared to "the board's nominees." Paragraph 5 also provides that if the Board determines that director candidates or directors should be treated differently, the Board is required to adopt, and publicly disclose, policies that are reasonably designed to ensure that the differences are "both fair and necessary."

The Proposal is vague and unclear as to whether it is intended to require "equivalent treatment" to an Eligible Stockholder Group's candidate only during the contest leading to the election of directors or also to provide equivalent treatment to an Eligible Stockholder Group's candidate after he or she is elected to the Board. As set forth in greater detail in the Delaware Opinion, however, in either case, the Proposal violates Delaware law because the Board cannot promise to provide equivalent treatment to all director candidates, or even all directors once elected. In particular, depending on the circumstances and the identity of the director candidate or director, the Board's fiduciary duties may require that a director candidate or a director be treated differently from others. Moreover, under Delaware law, the Board may treat candidates and directors differently whenever they determine, based on their own good faith business judgment, that differential treatment is advisable and in the best interest of stockholders. Consequently, there is no requirement under Delaware law that the Board justify differential treatment as "fair and necessary", and the Company's governing documents cannot be amended to impose such a new duty on the Board.

3. The Proposal is Excludable Because it Could be Interpreted as Impermissibly Prohibiting an Eligible Stockholder Group From Nominating More Than One Candidate for Director Election.

The Proposal requests that the Board amend the Company's governing documents to allow stockholders to nominate, subject to certain substantive and procedural criteria that are included in the Proposal, individuals for election to the Board. In particular, the resolution (the **"Resolution"**) and paragraphs 1 and 2 (**"Paragraphs 1 and 2"**) set forth in the Proposal state:

> *RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:*
>
> 1. *The Company proxy statement, form of proxy, and voting instruction forms* **shall** *include . . . nominees of: [any "party" that satisfies the Eligibility Criteria]*
>
> 2. *Any such party may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down.*

The Proposal is vague and unclear as to whether it is intended to be the exclusive means by which Eligible Stockholder Groups may nominate a candidate for director election.[2] In particular, when read together, the Resolution and Paragraphs 1 and 2 literally mandate that Eligible Stockholder Groups exclusively use the procedures set forth in the Proposal to submit stockholder nominations for director election and therefore limit the absolute number of director candidates such Eligible Stockholder Groups may nominate for election to the Board. As more fully explained in the Delaware Opinion, under Delaware law, each stockholder possesses a fundamental right to nominate director candidates equal to the number of director seats subject to election, which in the Company's case is currently 10. In contrast, the Proposal would prevent Eligible Stockholder Groups from presenting a slate of candidates to change a majority of the members of the Board. Because Delaware law views a stockholder's ability to make nominations as a fundamental right that is necessary to make the stockholder franchise meaningful, it does not permit this type of encroachment on the stockholder franchise.[3]

4. The Proposal is Excludable Because it Could be Interpreted as Requiring the Board to Amend the Company's Certificate of Incorporation, Which the Board Lacks the Power or Authority to Unilaterally Implement.

As noted above in Section III(2), the Proposal requests that the Board amend the Company's governing documents to facilitate stockholder nominations to the Board. The Proposal, however, is vague and unclear as to whether the requested changes are intended to be implemented through an amendment to the Company's certificate of incorporation, bylaws, or both.[4] To the extent that the approval of the Proposal at the 2012 Annual Meeting would require the amendment of the Company's certificate of incorporation, the Proposal would result in a violation of Delaware law.

As more fully explained in the Delaware Opinion, amendments to a corporation's certificate of

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[2] As discussed in greater detail in Section V(1) below, the Proposal could literally be read as requiring Eligible Stockholder Groups to exclusively use the procedures set forth in the Proposal to submit stockholder director nominations. Under this reading, stockholders other than Eligible Stockholder Groups would be excluded from the director nomination regime set forth in the Proposal.

[3] The Resolution includes a "savings clause," which asks the Board, "to the fullest extent permitted by law," to amend the Company's "governing documents" to implement the Proposal. However, a savings clause cannot rescue an otherwise illegal proposal. As noted in the Delaware Opinion, Delaware law does not permit the type of encroachment on the stockholder franchise that the Proposal would impose. Including the savings clause at best renders the Proposal nonsensical since, as a practical matter, the clause effectively requires the Board "to violate Delaware law, to the fullest extent permitted by law." In addition, for the reasons set forth below in Section V(1), we respectfully submit that the savings clause provides another basis to exclude the Proposal pursuant to Rule 14a-8(i)(3).

[4] As a preliminary matter, we note that the Proposal is virtually identical to the "Model Proxy Access Proposal" available on the United States Proxy Exchange's ("**USPX**") website and accessible at: http://proxyexchange.org/standard_004.pdf (the "**Model Proposal**"). The Model Proposal, in turn, is updated version of an earlier standard (the "**Prior Model Proposal**") that was revised in response to the Commission's decision on March 7, 2012 to grant Bank of America Corporation, The Goldman Sachs Group, Inc., Textron, Inc., Chiquita Brands International, Inc., Sprint Nextel Corporation, and MEMC Electronic Materials, Inc. approval to exclude "proxy access" proposals that were based on the Prior Model Proposal from their respective proxy materials. While the Resolution in the Prior Model Proposal requested the board to "amend our bylaws and governing documents", the Model Proposal was revised to request that the board "amend our governing documents." While the USPX did not explain the basis for this change, we assume that the clause "bylaws and" was deleted to make it clearer that companies could be required to amend their charters to implement the proposal since the USPX could just as easily have (but did not) deleted the clause "and governing documents" instead to make it clear that only the bylaws would be amended.

incorporation must comply with DGCL Section 242. DGCL Section 242 requires that amendments first be adopted by the board of directors and declared advisable, and then submitted for and approved by the holders of a majority of the stock entitled to vote on such amendments. See DGCL Section 242(b)(1). Accordingly, under Delaware law, a corporation's board of directors may not unilaterally amend a corporation's certificate of incorporation as contemplated by the Proposal. The Staff has previously confirmed that a proposal that recommends, requests, or requires the board of directors to amend the company's charter, rather than requesting the board to "take the steps reasonably necessary" to amend the charter, may be omitted from a company's proxy statement under Rule 14a-8(i)(1), 14a-8(i)(2) or 14a-8(i)(6). In particular, in Section B of SLB 14D, the Staff stated:

> *If a proposal recommends, requests, or requires the board of directors to amend the company's charter, we may concur that there is some basis for the company to omit the proposal in reliance on rule 14a-8(i)(1), rule 14a-8(i)(2), or rule 14a-8(i)(6) if the company meets its burden of establishing that applicable state law requires any such amendment to be initiated by the board and then approved by shareholders in order for the charter to be amended as a matter of law. In accordance with longstanding staff practice, however, our response may permit the proponent to revise the proposal to provide that the board of directors "take the steps necessary" to amend the company's charter. If the proponent revises the proposal in this manner within the time frame specified in our response letter, we do not believe there would be a basis for the company to exclude the proposal under rule 14a-8(i)(1), rule 14a-8(i)(2), or rule 14a-8(i)(6).*

On numerous occasions, the Staff, pursuant to Rule 14a-8(i)(2), has permitted exclusion of stockholder proposals requesting that a company amend its certificate of incorporation. See, e.g., *SBC Communications Inc.* (Jan. 11, 2004) (concurring in the omission under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal requiring the company to reduce the number of board seats from twenty one to fourteen unless revised as a recommendation or request that the board of directors take the steps necessary to implement the proposal); *Sears, Roebuck and Co.* (Feb. 17, 1989) (concurring in the omission under the predecessor Rule 14a-8(c)(2) and 14a-8(c)(6) [now Rules 14a-8(i)(2) and 14a-8(i)(6)] of a proposal requiring the company to declassify the board unless revised to urge that the board of directors take the steps necessary to effect the proposal).

As in the letters cited above, the Proposal, if implemented, could require the Company to unilaterally amend its certificate of incorporation, which the Company has neither the power nor authority to do. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2).[5]

IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(1) Because the Proposal Is Not a Proper Subject for Action by the Company Stockholders Under Delaware Law.

Rule 14a-8(i)(1) permits an issuer to exclude a proposal if it "is not a proper subject for action by

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[5] Although the Proposal "asks" the Board to amend the Company's governing documents to facilitate stockholder nominations to the Board, the Staff has indicated that it will not recommend enforcement action even if a company excludes a precatory proposal because the recommended action would violate state law. See *AT&T Inc.* (Feb. 7, 2006) (finding a basis for exclusion, under Rule 14a-8(i)(2), of a proposal "recommending" that a board of directors adopt cumulative voting as a by-law or a long-term policy, where the company contended that, under Delaware law, cumulative voting could only be adopted through an amendment to the certificate of incorporation, and that, even if such an amendment were requested, directors could not implement such an amendment unilaterally).

shareholders under the laws of the jurisdiction of the company's organization." As described both above in Section III and in the Delaware Opinion in greater detail, the Proposal would cause the Company to violate Delaware law because it (i) would impermissibly discriminate against stockholders depending on whether or not they are directors or officers of the Company; (ii) would cause the Board to violate its fiduciary duties; (iii) would impermissibly prohibit an Eligible Stockholder Group from nominating more than one candidate for director election; and (iv) could require the Company to unilaterally amend its certificate of incorporation in violation of the DGCL. Because the Proposal, if implemented, would cause the Company to violate Delaware law, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.[6]

V. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Vague and Indefinite and, Thus, Materially False and Misleading in Violation of Rule 14a-9.

Pursuant to Rule 14a-8(i)(3), a company may exclude a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin No. 14B (September 15, 2004) ("**SLB 14B**"), the Staff stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Because the Proposal (i) is subject to various interpretations with respect to the scope of the Proposal; and (ii) includes vaguely worded mandates, the Proposal may be omitted from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(3).

1 The Proposal is Excludable Because the Proposal is Subject to Multiple Interpretations, Such That Stockholders Would Be Unable to Determine the Scope of the Proposal.

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) where a material provision of the proposal is drafted such that it is subject to multiple interpretations. For example, in *Bank Mutual Corp.* (Jan. 11, 2005), the Staff concurred with the exclusion of a proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the mandatory retirement age would be determined when a director attains the age of 72 years. Similarly, in *Bristol-Myers Squibb Co. (Rossi)* (Feb. 19, 2009), the proposal requested that the company amend its governing documents to grant stockholders the right to call a special meeting of stockholders and further required that any "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." The Staff concurred with the company's argument that

[6] Similar to the Company's argument to exclude the Proposal pursuant to Rule 14a-8(i)(2), although the Proposal "asks" the Board to amend the Company's governing documents to facilitate stockholder nominations to the Board, the Staff has indicated that it will not recommend enforcement action even if a company excludes a precatory proposal because the recommended action is not a proper subject for stockholder action under state law. *Pennzoil Corp.* (Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding a precatory proposal, under Rule 14a-8(i)(1), that asked directors to adopt a by-law that could be amended only by the stockholders because, under Delaware law, "there is a substantial question as to whether . . . the directors may adopt a by-law provision that specifies that it may be amended only by shareholders.").

the proposal was vague and indefinite because it was drafted ambiguously such that it could be interpreted to require either: (i) a stockholder right to call a special meeting with a prerequisite stock ownership threshold that did not apply to stockholders who were members of "management and/or the board"; or (ii) that any "exception or exclusion conditions" applied to stockholders also be applied to "management and/or the board." See also *The Dow Chemical Co. (Rossi)* (Feb. 17, 2009) and *General Electric Co.* (Jan. 26, 2009) (same as *Bristol-Myers Squibb Co.* above); *Fuqua Industries, Inc.* (Mar. 12, 1991) (concurring that "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal"); *International Business Machines Corp.* (Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders ... nor the [c]ompany ... would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); and *Capital One Financial Corp.* (Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

As a preliminary matter, while the first whereas clause of the Proposal implies that its purpose is to provide Company stockholders a "reasonable means to make board nominations", the process by which the Proposal will accomplish this goal is vague and unclear since the Proposal could literally be read a number of different ways. Under a literal reading of the Proposal, it requires Eligible Stockholder Groups to exclusively use the procedures set forth in the Proposal to submit stockholder director nominations, in which case the Proposal would limit the absolute number of director candidates any Eligible Stockholder Group may nominate for election to the Board.[7] The Proposal could also literally be read as actually prohibiting any Company stockholder who does not meet the Eligibility Criteria from making any nominations.[8] Yet another potential reading of the Proposal is that it is intended solely as a proxy access mechanism and therefore intended to serve as an optional means for Eligible Stockholder Groups to submit candidates for director elections but does not otherwise restrict a stockholder who wishes to forego proxy access and solicit its own proxies for its candidates.[9] Correspondingly, the Proposal raises similar interpretative issues with respect to whether it is intended to preclude stockholders who are officers and directors from submitting candidates for director elections altogether, or to simply exclude them from director nomination regime set forth in the Proposal.

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[7] The Proposal states that Eligible Stockholder Group nominees "shall" be included in the Company's proxy materials and "such" Eligible Stockholder Groups may only nominate the greater of one candidate or a number equal to 12% of the Board (rounded down).

[8] In other words, when the opening clause of the Resolution specifies that stockholders may make board nominations in accordance with the Proposal, it could be read to mean stockholders may *only* make nominations in accordance with the Proposal.

[9] This reading of the Proposal is not supported by its literal terms, but by titling the Proposal "proxy access" a stockholder might read the Proposal as providing an optional rather than mandatory regime, since members of the wider corporate governance community often think of proxy access as an optional regime that would not preclude stockholders from soliciting their own proxies (i.e., separate from a right of access to the company's proxy materials).

Similarly, both Paragraph 5 and the Resolution contain "savings clauses" which are intended to prevent the Proposal from violating applicable laws by providing that the procedures set forth in the Proposal will be modified to address any legal conflicts. However, if the Proponent were permitted to qualify the Proposal with the entire corpus of Delaware law, stockholders would have no way of knowing what, consistent with Delaware law, would remain of the Proposal on which they are being asked to vote. More to the point, the "savings clauses" render the language set forth in Paragraph 5 and the Resolution indeterminate since the nature of those changes, if any, will not be clear at the time the Company's stockholders will be asked to vote on the Proposal.

Consistent with the precedent cited above, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. Accordingly, as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading in violation of Rule 14a-9 and, thus, excludable in its entirety under Rule 14a-8(i)(3).

2. The Proposal Is Excludable Because The Proposal Contains Vaguely Worded Mandates, Such That Stockholders and The Company Cannot Determine What Actions Would Be Required.

Rule 14a-8(i)(3) also applies where a proposal requires a specific action but the proposal's description or reference to that action is vague and indefinite such that neither stockholders nor a company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. The precedent for the exclusion of such proposals is legion. *PetSmart Inc.* (Apr. 12, 2010) (concurring with exclusion under Rule 14a-8(i)(3) of a proposal requesting the board to require that company suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of "the law," noting specifically that the proposal does not explain what the reference to "the law" means); *Cascade Financial Corp.* (Mar. 4, 2010) (concurring in exclusion of a proposal requesting that the company refrain from making any monetary charitable donations and otherwise eliminate all "non-essential expenditures," where the company argued that the proposal did not define "non-essential expenditures"); *Bank of America Corp.* (Feb. 22, 2010) (concurring with exclusion of a proposal to amend the company's bylaws to establish a board committee on "US Economic Security," where the company argued that the proposed bylaw did not adequately explain the scope and duties of the proposed board committee); *General Electric Co.* (Dec. 31, 2009) (concurring with exclusion of a proposal specifying that each board member with at least eight years of tenure will be "forced ranked" and that the "bottom ranked" director not be re-nominated); *General Motors Corp.* (Mar. 26, 2009) (concurring with exclusion of proposal asserting that the company's "CEOS and directors" are overpaid and requesting elimination of "all incentives for the CEOS and the Board of Directors," where the company argued that the proposal did not define what constituted an "incentive" and, when combined the supporting statement, was unclear regarding which executives' compensation would be affected); *Alaska Air Group Inc.* (Apr. 11, 2007) (concurring with the exclusion of a stockholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as vague and indefinite); *NSTAR* (Jan. 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the terms "record keeping" or "financial records"); *Peoples Energy Corp.* (Nov. 23, 2004 *recon. denied* Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect" where the proponent failed to define "reckless neglect").

Paragraph 5 and the Resolution are each vague and indefinite in that they require the Company to take certain actions but those actions are not adequately defined or described, so that neither stockholders nor the Company can determine the nature or scope of actions required. Specifically, Paragraph 5 and the Resolution state, respectively:

> "5. All board *candidates* and members originally nominated under these provisions shall be afforded treatment equivalent, ***to the fullest extent possible***, to that of the board's nominees. ***Should the board determine that aspects of such treatment cannot be equivalent, the board shall establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary***. Nominees may include in the proxy statement a 500 word supporting statement." (emphasis supplied).
>
> "RESOLVED, Shareowners ask our board, ***to the fullest extent permitted by law***, to amend our governing documents to allow shareowners to make board nominations as follows:" (emphasis supplied); and

The Staff previously has concurred that a proposal setting forth broad and vaguely defined mandates similar to those in the Proposal was vague and indefinite, resulting in the proposal being excludable under Rule 14a-8(i)(3). In *Comshare, Inc.* (Aug. 23, 2000), the Staff concurred that the company could omit a proposal requesting that: "the board of directors should endeavor not to discriminate among directors based upon when or how they were elected."

The company argued that the quoted provision was so broadly worded that it would affect matters unrelated to those discussed in the proposal, with sweeping ramifications as to how the board and the company conducted its affairs, such that stockholders would not be able to comprehend everything that would be affected by the proposal. The mandates in Paragraph 5 are comparable to those in *Comshare* and are equally broadly worded and equally vague. Thus, the concept of "equivalent" treatment to directors nominated by stockholders under the Proposal's provisions could extend well before the specific examples cited in Paragraph 5 and have broad application. For example and as set forth in the Delaware Opinion, the requirement to provide equivalent treatment could easily be read to: (i) require the Board to recommend the election of an Eligible Stockholder Group's candidates (i.e., in order to provide them "equivalent" treatment since the Board will make such a recommendation for its own candidates); (ii) require the Board to provide as much information and background material on the Eligible Stockholder Group's candidate as is provided on the Board's candidates; (iii) require the Company's proxy solicitor to devote equal attention to solicit votes (e.g., mailings, phone calls, etc.) for an Eligible Stockholder Group's candidate as is devoted to the Board's candidates; and (iv) include references to, and recommendations for election of, the Eligible Stockholder Group's candidate in any "road shows" and other investor presentations made by the Company during the election contest. Similarly, the Proposal also appears to require that, after a director election, directors who were candidates of an Eligible Stockholder Group (a "**Stockholder Director**") must be afforded "equivalent treatment" compared to all other directors, and this requirement could easily be read to require the Board to: (a) refrain from asking Stockholder Directors with actual or potential conflicts from abstaining from board deliberations on the transaction giving rise to the actual or potential conflict; (b) appoint a Stockholder Director as a co-Presiding director irrespective of such Stockholder Director's qualifications; (c) appoint a Stockholder Director as a co-chairman and/or member of each Board committee to which the Board has appointed directors nominated by the Company without regard to independence requirements associated with such committees.

As the other precedents cited above, the Proposal and its Supporting Statement give no guidance or indication of the scope and intent of the Proposal's language. Because stockholders are not able to comprehend what they are being asked to vote for, and the Company would not be able to know what it would be required to do or prohibited from doing under the Proposal, the Proposal is vague and indefinite and excludable under Rule 14a-8(i)(3).

That said, we acknowledge that both Paragraph 5 and the Resolution contain "savings clauses" which could, upon implementation, address many of the ambiguities that are currently present in the Proposal. As noted above in Section V(1), however, the nature of those changes, if any, will not be clear at the time the Company's stockholders will be asked to vote on the Proposal and therefore, as described above in Section V(1), the savings clauses also render the Proposal impermissibly misleading in violation of Rule 14a-9 and, thus, excludable in its entirety under Rule 14a-8(i)(3).

VI. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Staff has recognized that proposals that, if implemented, would cause the company to breach state law may be omitted from a company's proxy statement in reliance on Rule 14a-8(i)(6). See *Citigroup, Inc.* (Feb. 18, 2009) (concurring with exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal urging the adoption of a policy that would breach the company's current compensation agreements by requiring senior executives to retain shares acquired as compensation for two years following the termination of their employment unless the proposal were revised to state that it would apply only to compensation awards made in the future); *NVR. Inc.* (Feb. 17, 2009) (same); *Bank of America Corp.* (Feb. 26, 2008) (concurring with exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal urging the board to disclose certain information regarding the company's relationships with compensation consultants, including information subject to binding confidentiality agreements); *AT&T Corp.* (Feb 19, 2008) (concurring with the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of proposals requesting that the company amend the company's governing documents to permit stockholders to act by written consent and that the board adopt cumulative voting because the proposals would cause the company to violate state law); *The Boeing Co.* (Feb. 19, 2008) (concurring with the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal requesting that the company amend the company's governing documents to permit stockholders to act by written consent because the proposal would cause the company to violate state law); *Noble Corp.* (Jan. 19, 2007) (concurring with the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal recommending that the board revise the articles of association to declassify the board and provide for annual elections); *SBC Communications Inc.* (Jan. 11, 2004) (concurring in the omission under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal requiring the company to reduce the number of board seats from twenty one to fourteen unless revised as a recommendation or request that the board of directors take the steps necessary to implement the proposal);*Xerox Corp.* (Feb. 23, 2004) (concurring with the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal requesting that the company amend the company's certificate of incorporation to permit stockholders to act by written consent and call special meetings because the proposal would cause the company to violate state law); and *Sears, Roebuck & Co.* (Feb. 17, 1989) (concurring in the omission under the predecessor Rule 14a-8(c)(2) and 14a-8(c)(6) [now Rules 14a-8(i)(2) and 14a-8(i)(6)] of a proposal requiring the company to declassify the board unless revised to urge that the board of directors take the steps necessary to effect the proposal); see also Section B of SLB 14D.

As discussed above in Section III and in the Delaware Opinion, implementation of the Proposal would cause Forest to violate Delaware law because it (i) would impermissibly discriminate against stockholders depending on whether or not they are directors or officers of the Company; (ii) would cause the Board to violate its fiduciary duties; (iii) would impermissibly prohibit an Eligible Stockholder Group from nominating more than one candidate for director election; and (iv) could require the Company to amend its certificate of incorporation in violation of the DGCL which, as described above in Section III(4), it may only do with the further consent of the Company's stockholders. In this regard, we respectfully note that the Staff has also acknowledged that exclusion under Rule 14a-8(i)(6) "may be justified where implementing the proposal would require intervening actions by independent third parties." See Exchange Act Release No. 40018 (May 21, 1998) (the "**1998 Release**"), at note 20. For example, in *SCEcorp* (Dec. 20, 1995, *recon. denied* Mar. 6, 1996), the Staff concurred with the exclusion of a proposal under the predecessor of Rule 14a-8(i)(6) that would have required unaffiliated fiduciary trustees of the company to amend voting agreements. Specifically, the proposal requested that the trustee of the company's employee stock plan, along with other trustees and brokers, amend existing and future agreements regarding discretionary voting of the company's shares. Since the company had no power or ability to compel the independent parties to act in a manner consistent with the proposal, the Staff concurred that the company lacked the power to implement the proposal. Similarly, in *The Southern Co.* (Feb. 23, 1995), the Staff concurred with the exclusion under the predecessor of Rule 14a-8(i)(6) of a proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector. See also *eBay Inc.* (Mar. 26, 2008) (concurring with the exclusion under Rule 14a-8(i)(6) of a proposal requesting a policy prohibiting the sale of dogs and cats on eBay's affiliated Chinese website, where the website was a joint venture within which eBay did not have a majority share, a majority of board seats, or operational control and therefore could not implement the proposal without the consent of the other party to the joint venture); *Catellus Development Corp.* (Mar. 3, 2005) (concurring with the exclusion under Rule 14a-8(i)(6) of a proposal requesting that the company take certain actions related to property it managed but no longer owned); *American Home Products Corp.* (Feb. 3, 1997) (concurring with the exclusion under the predecessor of Rule 14a-8(i)(6) of a proposal requesting that the company include certain warnings on its contraceptive products, where the company could not add the warnings without first getting government regulatory approval).

Thus, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating Delaware law, it is also excludable under Rule 14a-8(i)(6) as beyond Forest's power to implement.

VII. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(8)(iii) Because the Proposal Questions the Business Judgment of Board Members the Company Expects to Nominate for

Reelection at the 2012 Annual Meeting of Stockholders.

The Proposal is excludable pursuant to Rule 14a-8(i)(8)(iii), which permits the exclusion of a stockholder proposal that "[q]uestions the competence, business judgment, or character of one or more nominees or directors."

In 2010, the Commission adopted amendments to Rule 14a-8(i)(8) to codify prior Staff interpretations and expressly allow for the exclusion of a proposal that "[q]uestions the competence, business judgment, or character of one or more nominees or directors." Securities Exchange Act Release No. 34-62764 (Aug. 25, 2010) (the "**2010 Release**"). As explained in the 2010 Release, the amendment to Rule 14a-8(i)(8) "was not intended to change the [S]taff's prior interpretations or limit the application of the exclusion" but rather to "provide more clarity to companies and stockholders regarding the application of the exclusion." See also Securities Exchange Act Release No. 34-56914 (Dec. 6, 2007) (noting that the Staff has taken the position that a proposal would be subject to exclusion under Rule 14a-8(i)(8) if the proposal "could have the effect of . . . questioning the competence or business judgment of one or more directors").

On a number of occasions, the Staff has permitted a company to exclude a proposal under Rule 14a-8(i)(8) where the proposal, together with the supporting statement, questioned the competence, business judgment, or character of directors who will stand for reelection at an upcoming annual meeting of stockholders. See *Rite Aid Corp.* (Apr. 1, 2011) (concurring with the exclusion of a stockholder proposal that explicitly criticized the business judgment, competence and service of directors because the supporting statement "appear[ed] to question the business judgment of board members whom Rite Aid expects to nominate for reelection at the upcoming annual meeting of stockholders"); *Marriott International, Inc.* (Mar. 12, 2010) (concurring with the exclusion of a stockholder proposal that explicitly targeted two directors for removal from the board and questioned their suitability because the proposal "appear[ed] to question the business judgment of a board member whom Marriott expects to nominate for reelection at the upcoming annual meeting of stockholders"); *Brocade Communications Systems, Inc.* (Jan. 31, 2007) (concurring with the exclusion of a stockholder proposal stating that "any director that ignores [the 2006] votes of the Company's shareowners is not fit for re-election," as appearing to "question the business judgment of board members whom Brocade indicates will stand for reelection at the upcoming annual meeting of stockholders"); *Exxon Mobil Corp.* (Mar. 20, 2002) (concurring with the exclusion of a stockholder proposal that referred to the chief executive officer as causing "negative perceptions of the company" because it "appear[ed] to question the business judgment of Exxon Mobil's chairman, who will stand for reelection at the upcoming annual meeting of stockholders"); *Black & Decker Corp.* (Jan. 21, 1997) (concurring with the exclusion of a stockholder proposal requesting that the board disqualify anyone who has served as chief executive from serving as chairman of the board because it "appear[ed] that the actions contemplated by the proposal, together with certain contentions made in the supporting statement, question[ed] the business judgment, competence and service of the Company's chief executive officer who the Company indicates will stand for reelection at the upcoming annual meeting of stockholders").

The Proposal's second whereas clause explicitly criticizes the competence, business judgment and character of several members of the Board, all of whom Forest presently expects to renominate for election as directors at the upcoming 2012 Annual Meeting. Specifically, the statement in the second whereas clause that "Only one director had current experience on an outside board-qualifications concern" directly questions the competence, business judgment and character of all members of the Board other than Mr. Christopher J. Coughlin, who is the aforementioned director with current experience on an outside board,[10] by alleging that such members may not have the qualifications to serve on the Board.

Because the Proposal questions the competence, business judgment and character of all members of the Board other than Mr. Christopher J. Coughlin, the Proposal is excludable from the Company's 2012 Proxy Materials pursuant to Rule 14a-8(i)(8)(iii).

VIII. Conclusion

For the foregoing reasons, Forest respectfully requests the concurrence of the Staff that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(1), Rule 14a-8(i)(2), Rule 14a-8(i)(3), Rule 14a-8(i)(6), and Rule 14a-8(i)(8)(iii).

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at (212) 759-3300 or via email at strongin@dssvlaw.com.

Sincerely,

Landey Strongin

cc: Kenneth Steiner
John Chevedden
Herschel S. Weinstein, Esq.

[10] In addition to serving as a member of the Board, Mr. Coughlin is also serving as the lead independent director on the board of Dun & Bradstreet, where he is a member of the Audit Committee and the Compensation and Benefits Committee, and a member of the board of Covidien plc, where he is Chair of the Compliance Committee.

EXHIBIT A

RULE 14A-8 STOCKHOLDER PROPOSAL SUBMITTED BY KENNETH STEINER

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Howard Solomon
Chairman of the Board
Forest Laboratories, Inc. (FRX)
909 3rd Ave
New York NY 10022
Phone: 212 421-7850
Fax: 212-750-9152

Dear Mr. Solomon,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

3-20-2012
Date

cc: Herschel S. Weinstein
Corporate Secretary
Frank J. Murdolo <frank.murdolo@frx.com>
Vice President - Investor Relations
PH: 212-224-6714
FX 212-224-6740

[FRX: Rule 14a-8 Proposal, March 20, 2012]
3* – Proxy Access

WHEREAS, Most long-term shareowners have no reasonable means to make board nominations, this is based on a standard "proxy access" proposal, as described in http://proxyexchange.org/standard_004.pdf.

WHEREAS, The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and "High Concern" in executive pay – $8 million for our CEO/ Chairman Howard Solomon, age 83. Annual bonuses continued to be discretionary and long-term equity pay was time-vested – not performance-based. Four directors had long tenure respectively of 14, 14, 35 and 48 years – independence concern. Three directors were insiders or inside-related – more independence concern. Three directors were age 71 to 83 – succession planning concern. Only one director had current experience on an outside board – qualifications concern. Three directors owned no stock – lack of incentive concern.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

a. Any party of one or more shareowners that has collectively held, continuously for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or

b. Any party of shareowners of whom fifty or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

2. Any such party may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

4. All members of any party nominating under item 1(a), and at least fifty members of any party nominating under item 1(b), must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement regarding any nomination with any member of another nominating party, including the Company's board.

5. All board candidates and members originally nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees. Should the board determine that aspects of such treatment cannot be equivalent, the board shall establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the governing documents of our

company.

Please encourage our board to adopt this proposal 3*.

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B
MARCH 30, 2012 DEFICIENCY LETTER

DORNBUSH SCHAEFFER STRONGIN & VENAGLIA, LLP

747 THIRD AVENUE
NEW YORK, NY 10017
www.dssvlaw.com

Tel (212) 759 3300 Fax (212) 753 7673

March 30, 2012

VIA EMAIL & OVERNIGHT DELIVERY

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Phone:
Email: *** FISMA & OMB Memorandum M-07-16 ***

Re: **Rule 14a-8 Shareholder Proposal Submitted to Forest Laboratories, Inc. by Kenneth Steiner**

Dear Mr. Chevedden:

I am writing on behalf of Forest Laboratories, Inc. (the "**Company**"), which received on March 20, 2012 a letter submitted by Kenneth Steiner (the "**Proposal**") for consideration at the Company's 2012 Annual Meeting of Shareholders (the "**2012 Annual Meeting**"). The cover letter to the Proposal indicated that all communications regarding the Proposal should be directed to you.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("**SEC**") regulations require us to bring to your attention. In particular, the cover letter to the Proposal letter states "I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting." By this we assume Mr. Steiner meant that, in accordance with Rule 14a-8 promulgated by the SEC under the Securities Exchange Act of 1934, as amended ("**Rule 14a-8**"), he will continue to own the Company securities he owns, or at least $2,000 in market value of those securities, through the date of the 2012 Annual Meeting. But Mr. Steiner has not indicated, as required by Rule 14a-8, that he has continuously held at least $2,000 in market value of the Company's securities for at least one year as of the date he submitted the Proposal to the Company (the "**Holding Period Requirement**"). If Mr. Steiner does not meet the Holding Period Requirement, the Proposal will be excluded from the Company's proxy statement for the 2012 Annual Meeting (the "**2012 Proxy Statement**"). Conversely, if Mr. Steiner does meet the Holding Period Requirement, please have him submit a revised Proposal that includes a clear statement to that effect. In this regard, the SEC has stated that the following format is acceptable to meet this eligibility requirement of Rule 14a-8:

> *"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."*

In addition to including a statement indicating that he meets the Holding Period Requirement, Mr. Steiner's revised Proposal must include evidence substantiating his ownership. In particular, since it appears that Mr. Steiner is not a record holder of the Company's common stock, Rule 14a-8(b) provides that Mr. Steiner must prove his eligibility to submit his Proposal to the Company in one of two ways.

First, pursuant to Rule 14a-8(b)(2)(i), Mr. Steiner can submit a written statement from the record holder of the securities verifying that he has owned the securities continuously for one year as of the time he submitted the Proposal to the Company. In this regard, the staff of the SEC has recently stated that for purposes of Rule 14a-8(b)(2)(i), only DTC participants will be viewed as record holders of securities that are deposited at DTC. Accordingly, if Mr. Steiner's shares are deposited at DTC, Mr. Steiner will need to provide us with a letter from the applicable DTC participant, indicating that it is a DTC participant and that it is the record holder of the shares Mr. Steiner beneficially owns. Alternatively, pursuant to Rule 14a-8(b)(2)(ii), if Mr. Steiner has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins, Mr. Steiner may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he has owned the required number of securities continuously for one year as of the time he submitted the Proposal.

In asking you to provide the foregoing information, the Company does not relinquish its right to later object to including the Proposal in the 2012 Proxy Statement on related or different grounds pursuant to applicable SEC rules.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to my attention: Melissa Cooper, Dornbush Schaeffer Strongin & Venaglia LLP, 747 Third Avenue, 11th Floor, New York, NY 10017. Alternatively, you may transmit any response by facsimile (212) 753-7673.

If you have any questions with respect to the foregoing, please contact me at (212) 759-3300. For your convenience, I enclose a copy of Rule 14a-8.

Sincerely,

Melissa Cooper

cc: Kenneth Steiner
Herschel S. Weinstein, Esq.

Enclosure

e-CFR Data is current as of March 27, 2012

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific

factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

EXHIBIT D

LEGAL OPINION OF MORRIS, NICHOLS, ARSHT & TUNNELL LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

April 9, 2012

Forest Laboratories, Inc.
909 Third Avenue
New York, New York 10022

Re: Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to Forest Laboratories, Inc., a Delaware corporation (the "Company"), by Kenneth Steiner (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2012 annual meeting of stockholders. For the reasons set forth below, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law and (ii) the Proposal is not a proper subject for stockholder action under Delaware law. In addition, to the extent the Proposal asks the Company's board of directors to unilaterally amend the Company's certificate of incorporation, the Company lacks the power and authority to implement the Proposal.

I. Summary Of The Proposal.

The Proposal asks the Company's board of directors to amend the Company's governing documents to require that candidates for director election nominated by one of two selective groups of stockholders must be included in the Company's proxy materials.[1] These

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[1] The Proposal provides,

> RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

(Continued . . .)

two groups of stockholders are defined as (i) any "party" of one or more stockholders who have collectively held at least 1% of the Company's voting stock continuously for at least two years and (ii) any "party" of 50 or more stockholders who have each held continuously for one year a number of shares of voting stock that, "at some point within the preceding 60 days, was worth at least $2,000." We refer to each of these two types of stockholder groups as a "nominating party" in this opinion. Stockholders who are directors or officers of the Company cannot be a part of any nominating party.

(Continued . . .)

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

   a. Any party of one or more shareowners that has collectively held, continuously for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or

   b. Any party of shareowners of whom fifty or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

2. Any such party may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

4. All members of any party nominating under item 1(a), and at least fifty members of any party nominating under item 1(b), must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement regarding any nomination with any member of another nominating party, including the Company's board.

5. All board candidates and members originally nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees. Should the board determine that aspects of such treatment cannot be equivalent, the board shall establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the governing documents of our company.

When any nominating party nominates a candidate for director election, that nominee "shall" be included in the Company's proxy statement and proxy card, along with the Company's nominees. The Proposal also limits the number of candidates that a nominating party is permitted to submit for any director election. Any "such party" "may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down."

The Proposal would also dictate how the Company's board will conduct itself during the director election contest and how any director elected under this process will be treated if he or she is elected. Under the Proposal, "All board candidates and members originally nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees." If the board determines that it should provide for differential treatment, the board must "establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary."

II. Summary Of Our Opinion.

The Proposal would violate Delaware law in three respects if it were implemented.

First, the Proposal would impermissibly discriminate against stockholders depending on whether or not they are directors or officers of the Company. Under the Proposal, stockholders who are directors or officers cannot be a part of a nominating party, so they would not be given the same right of access to the Company's proxy materials that is given to other stockholders. Delaware law imposes a doctrine of equal treatment on corporations: i.e., stockholders own a pro rata share of the Company, and that pro rata share must provide identical rights and restrictions to every stockholder. The Company cannot include a provision in its governing documents that discriminates against stockholders depending on whether or not they are directors or officers.

Second, the Proposal would cause the Company's board of directors to violate its fiduciary duties by requiring that a nominating party candidate be treated the same as other director candidates and by requiring that, once elected, directors who were nominating party candidates must be treated the same as all other directors. Under Delaware law, the board cannot give a stockholder candidate the same support as the board candidates if the board believes that the stockholders should not elect the stockholder candidate. Similarly, if the board determines that equivalent treatment of a director who was a nominating party candidate poses a threat to the Company, the board must be permitted to defend the Company by treating that director differently from the other directors. Furthermore, although the Proposal would permit differential treatment where it is "fair and necessary," this heightened standard itself violates Delaware law. Delaware law does not require that the board justify differential treatment for director candidates or directors under the Proponent's novel "fair and necessary" standard. The board need only decide in its good faith judgment that differential treatment is in the best interests of the Company. The Proponent's "fair and necessary" requirement would also force the board to favor the interests of a nominating party and its director candidates over the interests of all other stockholders by imposing a heightened test that must be satisfied before those candidates can be treated differently. But, under Delaware law, the directors owe fiduciary duties to take any action they deem advisable and in the best interests of *all* stockholders, and this duty cannot be modified by the Company's governing documents.

Third, the Proposal would impermissibly prohibit a nominating party from nominating more than one candidate for director election (or, if more, up to 12% of the number of directors up for election). Under Delaware law, each stockholder possesses a fundamental right, independent of any access to the company's proxy materials, to nominate director candidates equal to the number of director seats subject to election. The Proposal would prevent a nominating party from presenting a slate of candidates to change a majority of the members of the board. Delaware law does not permit this type of encroachment on the stockholder franchise.

Neither of the Company's "governing documents," i.e., neither its certificate of incorporation or bylaws, may include a provision that contravenes the Delaware common law.[2] Each of the three objections just mentioned comprises a separate and independent reason that the Proposal would violate Delaware common law.[3]

For these reasons, and as explained in more detail below, the Proposal would violate Delaware law if it were implemented, and the Proposal is not a proper subject for stockholder action under Delaware law. In addition, to the extent the Proposal asks the Company's board of directors to unilaterally amend the Company's certificate of incorporation, the Company lacks the power and authority to implement the Proposal. Certificate of incorporation amendments must be approved by both the board and the stockholders under Delaware law.

III. The Proposal Impermissibly Discriminates Among Stockholders.

The Proposal violates Delaware law because it discriminates against stockholders who serve as directors or officers. The Proposal specifies that directors and officers cannot be a

2 *See* 8 *Del. C.* § 102(b)(1) ("[T]he certificate of incorporation may . . . contain . . . [a]ny provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders . . . if such provisions are not contrary to the laws of this State."); 8 *Del. C.* § 109(b) ("The bylaws may contain any provision, not inconsistent with law . . . ."); *Sterling v. Mayflower Hotel Corp.*, 93 A.2d 107, 118 (Del. 1952) ("[T]he stockholders of a Delaware corporation may by contract embody in the certificate of incorporation a provision departing from the rules of the common law, provided that it does not transgress a statutory enactment or a public policy settled by the common law or implicit in the General Corporation law itself."); *see also Jones Apparel Group, Inc. v. Maxwell Shoe Co.*, 883 A.2d 837, 843-46 (Del. Ch. 2004) (approvingly citing the approach articulated by the *Sterling* court).

3 In providing our opinion, we have considered the opening language in the Proposal, which asks the board to adopt the Proponent's director nomination system "to the fullest extent permitted by law." This language does not save the Proposal from violating Delaware law. An illegal provision does not somehow become legal when it is prefaced with savings language. Including the savings language at best means the Proposal is non-sense, asking the board "to violate Delaware law, to the fullest extent permitted by law."

part of a nominating party. Accordingly, stockholders who are directors or officers could not avail themselves of the right to proxy access afforded to other stockholders by the Proposal.

This discrimination violates the Delaware law doctrine of equal treatment. Under this doctrine, holders of shares of the same class of stock must have equal rights in accordance with their pro rata share ownership.[4] The Delaware Court of Chancery has specifically applied the equal treatment doctrine to corporate actions that would result in differential voting power for different stockholders. In *Telvest, Inc. v. Olson*, the Court enjoined a dividend, in which shares of voting preferred stock were to be distributed to the common stockholders, because the dividend would be issued on a rounded basis (i.e., rounding "up" the number of preferred shares to be received by some common stockholders) and would result in some stockholders having "slight[ly]" more voting power than other stockholders.[5] The Court found that there was no *de minimis* exception to the equal treatment doctrine.[6]

The doctrine applies with equal force here, and its application is confirmed by the text of Section 112 of the Delaware General Corporation Law (the "DGCL"), Delaware's proxy access statute. Section 112 of the DGCL permits a corporation to include in its bylaws provisions granting stockholders a proxy access right to include nominees on the corporation's proxy materials. Section 112 specifically authorizes a limited form of discrimination by permitting a corporation to adopt bylaws that deny proxy access based on the number of shares

4 *See, e.g., In re Sea-Land Corp.*, 642 A.2d 792, 799 n.10 (Del. Ch. 1993) ("It has long been acknowledged that absent an express agreement or statute to the contrary, all shares of stock are equal."); *Jedwab v. MGM Grand Hotels, Inc.*, 509 A.2d 584, 593 (Del. Ch. 1986) ("At common law and in the absence of an agreement to the contrary all shares of stock are equal."); *Penington v. Commonwealth Hotel Const. Corp.*, 155 A. 514, 520 (Del. Ch. 1931) (same).

5 *Telvest, Inc. v. Olson*, 1979 WL 1759, *7 (Del. Ch. 1979).

6 While there is no "*de minimis*" exception, there are two exceptions to the equal treatment doctrine, but neither of them applies to the Proposal. One exception permits disparate treatment where it is expressly contemplated by the Delaware General Corporation Law (the "DGCL"). *See, e.g., Providence and Worcester Company v. Baker*, 378 A.2d 121, 123 (Del. 1977) (upholding a certificate of incorporation provision that limited the voting rights of certain stockholders because Section 212 of the DGCL specifically permits a corporation to adopt a certificate of incorporation provision that deviates from the one-vote-per share default rule). As noted above, there is no statute that permits discrimination for proxy access or nomination rights based on whether a stockholder is a director or officer. The second exception permits a board to take action that has the effect of treating stockholders differently where the disparate treatment is necessary for the board to fulfill its fiduciary duties to defend against specific threats to the corporation or to advance a specific transaction with a proper business purpose. *See Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946, 958 (Del. 1985) (board could make an offer to repurchase stock from everyone other than a would-be hostile acquiror in response to the acquiror's coercive bid to acquire the company); *Applebaum v. Avaya, Inc.*, 812 A.2d 880, 882-83 (Del. 2002) (board could effect cost savings through a series of stock splits that had the effect of cashing out stockholders who owned very small amounts of stock). However, this line of case law is limited to discrete actions taken by a board of directors, and has not been applied to permit a permanent form of discrimination in the corporation's certificate of incorporation or bylaws, i.e., where the discrimination is not limited to specific, discrete transactions and therefore cannot be evaluated on a case-by-case basis. In contrast, the Proposal would impose a permanent form of discrimination in the Company's governing documents.

held by a stockholder, the duration of the stockholder's ownership, whether or not the stockholder intends to acquire additional shares of the corporation and whether the stockholder has previously sought to include nominees in the corporation's proxy materials.[7] These specific provisions serve as statutory exceptions to the doctrine of equal treatment. Indeed, these exceptions would not have been necessary but for the existence of the doctrine of equal treatment. Importantly, Section 112 does not permit a corporation to condition a proxy access right on whether or not a stockholder is a director or officer. The terms of Section 112 do not condone the discrimination envisioned by the Proposal.[8]

The Proposal's discrimination is also offensive on a broader policy basis. The Proposal effectively renders the position of director or officer as a status crime in the Company's governance structure. Were this discrimination permissible, a faction of stockholders who are unhappy with management's current policies could adopt a variety of measures in the bylaws that would have the effect of punishing management by denying them the same rights as other stockholders. When rights are conferred on stockholders, they must be conferred on all stockholders. Because the Proposal seeks to discriminate among stockholders, it would violate Delaware law if implemented.

IV. The Proposal's Requirement For "Equivalent Treatment" Of Directors Would Cause The Board To Violate Its Fiduciary Duties.

The Proposal asks the Company's board to amend the Company's governing documents to require that the board afford "equivalent treatment" to "all board candidates and members originally nominated" under the Proposal as compared to "the board's nominees." If the board determines that director candidates or directors should be treated differently, the Proposal requires that the board adopt, and publicly disclose, policies that are reasonably designed to ensure that the differences are "both fair and necessary."

The scope and intent of this part of the Proposal is vague. Clearly, the "equivalent treatment" extends beyond simply including a nominating party's nominees in the Company's proxy materials, because that requirement is addressed in another part of the Proposal. However, it is unclear whether the board is required to provide this "equivalent treatment" to nominating party candidates only during the contest leading to the election of directors or also to provide equivalent treatment to a nominating party candidate after he or she is elected to the board. Under either reading, the Proposal violates Delaware law because the board cannot promise to provide equivalent treatment to all director candidates, or even all directors once elected. Depending on the circumstances and the identity of the director candidate or

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[7] 8 *Del. C.* § 112(1)-(4).

[8] We note that Section 112 includes a catchall provision that allows a corporation to include in its proxy access bylaw "any other lawful condition." 8 *Del. C.* § 112(6). However, for the reasons set forth in this Part III of our opinion, the discrimination imposed by the Proposal is not a "lawful" condition within the meaning of Section 112.

director, a board's fiduciary duties may require that a director candidate or a director be treated differently from others. Moreover, under Delaware law, the board may treat candidates and directors differently whenever they determine, based on their own good faith business judgment, that differential treatment is warranted. There is no requirement under Delaware law that the board justify differential treatment as "fair and necessary." Moreover, the Company's governing documents cannot be amended to impose such a new duty on the board of directors.

1. *The Board Cannot Be Forced To Treat All Director Candidates The Same.*

As noted above, the scope of the Proposal's "equivalent treatment" requirement is unclear. The reference to treating director "candidates" the same suggests that the Proponent intends to regulate the conduct of the board of directors during the election contest. This equivalent treatment requirement could easily be read to: (i) require the board to recommend the election of a nominating party's candidates (i.e., in order to provide them "equivalent" treatment since the board will make such a recommendation for its own candidates); (ii) require the board to provide as much information and background material on the nominating party candidates as is provided on the board's candidates; (iii) require the Company's proxy solicitor to devote equal attention to solicit votes (e.g., mailings, phone calls, etc.) for the nominating party candidates as is devoted to the board's candidates; and (iv) include references to, and recommendations for election of, the nominating party candidates in any "road shows" and other investor presentations made by the Company during the election contest.

The board of directors cannot be forced to recommend the election of a nominating party candidate if the board determines that other candidates are more suitable for election. Delaware law recognizes that contests between competing slates of director nominees are often not mere conflicts of personalities. Rather, a director election can, and most often does, involve questions of corporate policy: "Indeed it often happens in practice as it necessarily must that questions of policy come up not as abstract propositions which are referred to the stockholders for a yes or no vote, but in the form of whether the directors who stand for the given policy should be re-elected to office."[9] Because the corporate policy and direction of the Company may depend on the election, no matter could be more important than which nominees will be elected. The board therefore cannot be required to provide a recommendation to nominating party candidates equivalent to the recommendation it provides to the board's own candidates. The board owes a fiduciary duty to provide truthful communications to the stockholders.[10] The Delaware Court of Chancery has specifically held that this duty includes providing an honest recommendation on how the board believes the stockholders should vote on

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9 *Hall v. Trans-Lux Daylight Picture Screen Corp.*, 171 A. 226, 228 (Del. Ch. 1934).

10 *Malone v. Brincat*, 722 A.2d 5, 12 (Del. 1998) ("Directors are required to . . . provide a balanced, truthful account of all matters disclosed in the communications with shareholders."); *Gantler v. Stephens*, 965 A.2d 695, 710 (Del. 2009) ("[D]irectors of Delaware corporations have a fiduciary duty to disclose fully and fairly all material information within the board's control when it seeks shareholder action.").

a particular matter.[11] In fact, the Delaware Court of Chancery has specifically held that, in selecting director candidates, the board cannot restrict its ability to freely choose candidates for election, and must use its "own best judgment" in selecting candidates.[12] The stockholders would be deprived of the board's "best judgment" on director candidates if the board is forced to recommend in favor of the election of nominating party candidates.

The board also cannot be required to engage in other "equivalent treatment" activities (e.g., providing equal solicitation efforts, or providing equal "air time" in investor presentations or Company proxy materials) because this activity would mislead the stockholders into thinking the Company supports the nominating party candidates. The equivalent treatment requirement would effectively force the Company's board to deliver an implicit endorsement of the nominating party candidates. Boilerplate disclaimers that the Company does not support the election of a nominating party candidate would not suffice to correct the misimpression.[13] The fiduciary duties of the board are intended to ensure proxy solicitation activities that clarify, rather than confuse, stockholders.

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[11] *See In re Berkshire Realty Co., Inc.*, 2002 WL 31888345, *4 (Del. Ch. 2002) (holding that although a certificate of incorporation provision required a board of directors to submit a liquidation plan to stockholders, the board had no duty to recommend that the stockholders approve the plan; "if the board, in the exercise of its business judgment, determined that liquidation was not in the best interests of the corporation and its stockholders, it could not have recommended a liquidation without violating its fiduciary duty to the stockholders"); *cf.* 8 *Del. C.* § 146 ("A corporation may agree to submit a matter to a vote of its stockholders whether or not the board of directors determines at any time subsequent to approving such matter that such matter is no longer advisable and recommends that the stockholders reject or vote against the matter.").

[12] *Chapin v. Benwood Foundation, Inc.*, 402 A.2d 1205, 1211 (Del. Ch. 1979) (invalidating an agreement requiring directors of a non-stock corporation to commit themselves, years in advance, to fill board vacancies with certain named persons).

[13] In one Delaware Court of Chancery decision, the Court enjoined the solicitation of proxies by an insurgent group where the solicitation materials gave stockholders the false impression that the board supported the insurgent's nominees. In that case, the Court stated that

> [it cannot be implied] that the law will assume each stockholder will read and examine the various [proxy material] documents through the eyes of one who is placed on guard as to the possible existence of misleading statements. To expect or to require such a procedure of stockholders would remove the law beyond reason or reality. The accepted and desirable tendency has been to place the burden of candor upon those who would communicate with stockholders rather than to require the stockholders to be eternally vigilant.

Empire Southern Gas Co. v. Gray, 46 A.2d 741, 747 (Del. Ch. 1946) (finding that the insurgent party sent out a notice of annual meeting on the company's letterhead which was signed by the company's secretary and listed the insurgent nominees in the same list as the incumbent directors without indicating that such nominees were being proposed for the first time as directors and had not been nominated by the board).

The equivalent treatment requirement urged by the Proponent would impermissibly force the stockholders to be "eternally vigilant" in determining which candidates are supported by the board and which are supported by the nominating party.

The equivalent treatment urged by the Proponent would also impermissibly force the board to expend resources, beyond the inclusion of nominating party candidates on its proxy materials, in violation of the board's fiduciary duties. In a recent decision certified to the Delaware Supreme Court by the Securities and Exchange Commission, *CA, Inc. v. AFSCME Employees Pension Plan*, the Court held that a proposed bylaw requiring a corporation to reimburse a stockholder for its proxy solicitation expenses would violate Delaware law if adopted because it would have prevented the board from discharging its fiduciary duties if the board determined that it should not provide reimbursement.[14] The *AFSCME* decision rested on the common law principle that a board cannot be forced to use corporate resources if the board determines, in accordance with its fiduciary duties, that the expenditure will harm the corporation or is otherwise not appropriate.[15]

Following the *AFSCME* decision, the Delaware General Assembly adopted Sections 112 and 113 of the DGCL, which permit the adoption of bylaws that require a corporation to include stockholder candidates on its proxy materials (Section 112) or to reimburse a stockholder for its proxy solicitation expenses (Section 113).[16] Neither statute authorizes a corporation to take the additional, drastic step of requiring the board of directors to devote corporate time and resources to actively seek the election of stockholder nominees, which would be required to satisfy the equivalent treatment obligation in the Proposal. To the contrary, the board's fiduciary duties require the directors to take action to promote only the election of the nominees the board believes should be elected. The Delaware courts favor narrow readings of statutes that are in derogation of the common law.[17] Accordingly, we believe a court would not read the new DGCL provisions expansively to require a board to take action on behalf of stockholder candidates beyond what is expressly provided for in Sections 112 and 113 of the DGCL.

Because the Proposal's equal treatment requirement ventures well beyond what is authorized by Sections 112 and 113 and is contrary to the common law under *AFSCME* and the other cases cited above, the Proposal violates Delaware law for this reason as well.

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14 *CA, Inc. v. AFSCME Employee Pension Plan*, 953 A.2d 227, 238 (Del. 2008).

15 *AFSCME*, 953 A.2d at 240 (noting the proposed reimbursement bylaw was invalid "because the Bylaw contains no language or provision that would reserve to [the corporation's] directors their full power to exercise their fiduciary duties to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all").

16 *See* 8 *Del. C.* §§ 112 & 113.

17 *See, e.g., A.W. Financial Services, S.A. v. Empire Resources, Inc.*, 981 A.2d 1114, 1121-22 (Del. 2009) (finding that Delaware cases consistently apply the principle that "'the common law is not repealed by statute unless the legislative intent to do so is plainly or clearly manifested', and that 'any such repeal is not effected to a greater extent than the unmistakable import of the [statutory] language used.'") (citations omitted). Unlike other parts of the Delaware Code, the DGCL does not contain a provision opting out of the rule that statutes in derogation of the common law are to be strictly construed. *Compare* 6 *Del. C.* § 18-1101(a) ("[t]he rule that statutes in derogation of the common law are to be strictly construed shall have no application to this chapter").

2. *Requiring The Board To Treat All Directors The Same Would Cause The Board To Breach Its Fiduciary Duties.*

The Proposal also appears to require that, after a director election, directors who were nominating party candidates must be afforded "equivalent treatment" compared to all other directors. This requirement would also violate Delaware law because circumstances may arise where it is advisable to treat directors differently. For example, if a director has a conflict of interest, or even just a potential conflict of interest, the board may decide it is advisable to ask that director to abstain from board deliberations on the conflict transaction. In more extreme circumstances, the board may deem it advisable to form a committee of the board that excludes the conflicted director in order to consider the transaction free of conflicts of interest or otherwise take action to deny a director access to information for an improper purpose. Although directors are fiduciaries of a corporation, their conduct can in some circumstances present threats to the corporation, particularly given a director's access to sensitive information about the Company and a director's potential influence over management. In one notable example, the Delaware Court of Chancery enjoined a bylaw that would have forced the dissolution of a board committee that purposefully excluded the director/majority stockholder.[18] The Court found that the dissolution of the committee would have been inequitable because the director had breached agreements with the corporation and likely usurped a corporate opportunity belonging to the corporation.[19] The Proposal would prohibit the Company from taking the same type of action against a conflicted director because of the Proponent's insistence on "equivalent treatment" of directors.[20]

3. *The Proposal Would Impermissibly Force The Board To Justify Differential Treatment Of Directors As "Necessary."*

The Proposal would permit the board to treat directors differently only if the board adopted, and publicly disclosed, policies "reasonably designed to ensure" that the differential treatment is "fair and necessary." This part of the Proposal also violates Delaware law because it impermissibly attempts to modify the fiduciary duties of directors and to whom those duties are owed.

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18 *Hollinger International Inc. v. Black*, 844 A.2d 1022, 1080-81 (Del. Ch. 2004), *aff'd Black v. Hollinger International Inc.*, 872 A.2d 559 (Del. 2005).

19 *Id.*

20 The Proposal could also be read to require that directors who were nominating party candidates be provided an opportunity to serve on every board committee and to be offered the position of chairperson (or co-chairperson) of the board and each committee, i.e., to provide that candidate treatment that is the same as every other director on the board. In this respect, the "equivalent treatment" requirement would actually provide a nominating party candidate greater entitlements than other directors. The board is entitled to make a good faith business judgment as to committee assignments and who will serve as chairpersons of the board and its committees. The board cannot be required to provide any director this type of favored position over other directors.

Under Delaware law, each director owes a duty to use his or her "own best judgment" in making board decisions.[21] The standard for determining whether the board should take action is based on whether each director believes, in good faith, that such action is advisable[22] and in the best interest of *all* stockholders.[23] The Proposal would alter this standard in two respects when the board is considering whether to treat director candidates differently from other directors. First, the differential treatment must be "fair and necessary," not merely advisable. Second, by imposing this "fair and necessary" standard as a threshold to treating nominating party candidates for director differently, the Proposal creates a special rule that would advance the interests of the nominating party and its director candidates over the interests of all other stockholders. Both aspects of the Proposal violate Delaware law.

It is easy to see how the "fair and necessary" standard would lead to different results in the context of the Proposal when compared to the "advisability" standard under Delaware law. For example, the board may determine that it is not advisable (i.e., it is not prudent or desirable)[24] to use company time and resources to solicit votes for a nominating party candidate for director during an election contest. But, denying a candidate the use of those resources may not be "necessary" (i.e., absolutely needed or required)[25] in the sense that the board could pay the expenditures and still continue the company's business. Similarly, to avoid the appearance of impropriety, and to avoid potential litigation for breach of fiduciary duty, it may be advisable for the board to take action that excludes a director from deliberations on a transaction where the director has a conflict of interest. However, taking that action would not be "necessary" since, under Delaware law, directors are permitted to vote on transactions

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21 *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281, 1292 (Del. 1998) (noting that "each" director owes a duty to "exercise his own best judgment on matters that come before the board").

22 Indeed, the most fundamental corporate actions can be approved by the board so long as the board deems the action "advisable." *See, e.g.*, 8 *Del. C.* §§ 242(b) (board can adopt and recommend for stockholder approval amendments to the certificate of incorporation if the board declares the amendment "advisable"); 251(b) (board may adopt and recommend for stockholder approval a merger agreement if the board adopts a resolution declaring the "advisability" of the agreement); 275 (board may adopt, and recommend for stockholder approval, a resolution to dissolved the corporation if the board deems the dissolution "advisable").

23 *See, e.g., Phillips v. Insituform of N. America*, 1987 WL 16285, *10 (Del. Ch. 1987) (stating, in the context of analyzing the duties of directors elected by different classes of stock, "[I believe that] the law demands of directors . . . fidelity to the corporation and all of its shareholders and does not recognize a special duty on the part of directors elected by a special class to the class electing them"); *Gilbert v. El Paso Co.*, 1988 WL 124325, *9 (Del. Ch. 1988) ("[T]he directors' fiduciary duty runs to the corporation and to the entire body of shareholders generally, as opposed to specific shareholders or shareholder subgroups."), *aff'd*, 575 A.2d 1131 (Del. 1990).

24 *See* Merriam-Webster's Dictionary (Online Edition) (Defining "advisable" as "fit to be advised or done: Prudent").

25 *See* Merriam-Webster's Dictionary (Online Edition) (Defining "necessary" as "of an inevitable nature: Inescapable" and "Compulsory" and "absolutely needed: Required").

regardless of whether they have a conflict of interest.[26] It is also easy to see how imposing this "necessary" standard forces the board to favor the interests of a nominating party and its director candidate over the interests of other stockholders, because a board that is acting in good faith would not have treated the director candidate equally but for the Proposal's novel standard.

The Proposal's attempt to modify the board's fiduciary duties is not permitted by Delaware law. Unlike non-corporate entities (such as limited liability companies, limited partnerships and other "alternative entities"), a Delaware corporation cannot modify the fiduciary duties of directors, or to whom those duties are owed, through a provision in its certificate of incorporation or bylaws.[27] Section 102(b)(7) of the DGCL permits the adoption of certificate of incorporation provisions that eliminate director liability for monetary damages for breach of the fiduciary duty of care, but the commentary surrounding Section 102(b)(7) makes clear that the fiduciary duties themselves cannot be eliminated or modified.[28]

The Proposal asks the Company's board (and a majority of the stockholders of the Company, to the extent an amendment to the certificate of incorporation is contemplated by the Proposal) to adopt provisions that favor the interests of some stockholders over others. The prohibition on modifying fiduciary duties of directors in a bylaw or certificate of incorporation exists precisely to avoid this potential tyranny of the majority: the board and a majority faction of stockholders cannot take actions that condone a course of conduct where directors favor one group of stockholders over another. Accordingly, the Proposal violates Delaware law.

V. The Proposal Impermissibly Limits The Nomination Rights Of Stockholders.

As noted above, the terms of the Proposal state that a nominating party's candidates for director election "shall" be included on the Company's proxy materials, and "such" nominating party is limited to nominating only one candidate for director election. In other words, the Proposal does not give a nominating party a choice of whether to seek access to the Company's proxy materials. Instead, a nominating party's nominee "shall" be included in

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26 *See* 8 *Del. C.* 144(b) ("Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.").

27 *Sutherland v. Sutherland*, 2009 WL 857468, *4 (Del. Ch. 2009) (finding that if the defendants' contention were true, namely that a certificate of incorporation provision acted to sterilize director interest when approving self-dealing transactions, such a provision "would effectively eviscerate the duty of loyalty for corporate directors as it is generally understood under Delaware law. While such a provision is permissible under the Delaware Limited Liability Company Act and the Delaware Revised Uniform Limited Partnership Act, where freedom of contract is the guiding and overriding principle, it is expressly forbidden by the DGCL."). *See also Siegman v. Tri-Star Pictures, Inc.*, 1989 WL 48746, *8 (Del. Ch. May 5, 1989, *revised* May 30, 1989), *rev'd in part on other grounds, In re Tri-Star Pictures*, 684 A.2d 319 (Del. 1993).

28 Lewis S. Black & A. Gilchrist Sparks, *Analysis of the 1986 Amendments to the Delaware Corporation Law*, (1986) ("[I]t should be noted that Section 102(b)(7) only provides directors with relief from judgments for monetary damages for breaches of their duty of care. It does not do away with the duty.").

the proxy statement, and, based on the current ten-director board, any nominating party will be limited to nominating only one candidate for director election.

The Proposal would violate Delaware law because it would prevent a nominating party from exercising its right, outside of a proxy access system, to nominate more than one candidate for director election.[29] Delaware law views a stockholder's ability to make nominations as a fundamental right that is necessary to make the stockholder franchise meaningful. Because only the directors, and not the stockholders, possess the authority to manage the business and affairs of a corporation,[30] stockholders who wish to change the course of management can do so only through the ballot box, by nominating competing candidates for election. The "ideological underpinning" for director power rests on the stockholders' right either to affirm current management's business plan by re-electing incumbents or to reject management's business plan by replacing the incumbents with new directors.[31] Accordingly, the Delaware courts zealously protect the fundamental right of stockholders to nominate candidates for director election:

> Because of the obvious importance of the nomination right in our system of corporate governance, Delaware courts have been reluctant to approve measures that impede the ability of stockholders to nominate candidates. Put simply, Delaware law recognizes that the "right of shareholders to participate in the voting process includes the right to nominate an opposing slate." And "the unadorned right to cast a ballot in a contest for [corporate] office . . . is meaningless without the right to participate in selecting the contestants. As the nominating process circumscribes the range of choice to be made, it is a fundamental

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[29] Had the Proposal been drafted as providing a stockholder the option of either (i) nominating, and soliciting its own proxies for, nominees up to the number of director seats subject to election or (ii) seeking access to the Company's proxy materials while subject to the limitation on nominees, the stockholders' nomination rights would not be abridged. Section 112 of the DGCL expressly permits bylaws that condition a stockholder's eligibility to gain access to a company's proxy materials on the number or proportion of persons nominated by the stockholder. 8 *Del. C.* § 112(3). Under the Proposal, however, the only means for a nominating party to nominate a director is to avail itself of proxy access and the limitation on nominees. Accordingly, it violates a stockholder's broader right, independent of proxy access, to nominate a number of candidates up to the total number of board seats subject to election.

[30] *See* 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors . . . ."); *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984) ("A cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation.").

[31] *See Blasius Indus. v. Atlas Corp.*, 564 A.2d 651, 659 (Del. Ch. 1988) ("The shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests. Generally, shareholders have only two protections against perceived inadequate business performance. They may sell their stock . . . or they may vote to replace incumbent board members.").

and outcome-determinative step in the election of officeholders. To allow for voting while maintaining a closed selection process thus renders the former an empty exercise."[32]

To date, the Delaware courts have only permitted one type of limited encroachment on the stockholders' right to nominate director candidates: a corporation may adopt an "advance notice" provision in its certificate of incorporation or bylaws that requires stockholders to submit to the corporation names of nominees and certain information about them in advance of the stockholder meeting. However, these advance notice provisions are only permitted when they impose reasonable limitations on the stockholders' right to nominate candidates, and in all events advance notice provisions must "afford the shareholders a fair opportunity to nominate candidates."[33]

The Proposal would violate Delaware law if implemented because it clearly does not afford a nominating party a fair opportunity to nominate more than one candidate for director election. Because all stockholders of the Company possess a right to vote in the election of *all director seats* up for election, Delaware law requires that the stockholders possess a corresponding right to nominate alternative candidates for *all* of those director seats. Under the Proposal, a nominating party cannot nominate more than one director candidate, and therefore cannot run a contest to replace a majority of the board. This arbitrary limitation deprives all stockholders of the chance to vote in favor of an alternative slate fielded by a nominating party. The Proposal could have the effect of perpetuating the incumbent directors while depriving the stockholders of a meaningful right to replace a majority of the board.

The Proponent could have (but did not) draft his Proposal to offer a nominating party a choice either to (i) have its nominee included in the Company's proxy materials and be subject to the one-nominee limitation or (ii) forego access to the Company's proxy materials and nominate as many candidates as there are director seats.[34] Had the Proposal been drafted in this

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[32] *Harrah's Entertainment Inc. v. JCC Holding Co.*, 802 A.2d 294, 310-11 (Del. Ch. 2002) (citations and footnotes omitted). This opinion does not address the very different circumstance where stockholders have voluntarily entered into arrangements that restrict their voting and nomination rights. *See id.* (interpreting a certificate of incorporation provision pursuant to which two large groups of stockholders negotiated and approved a series of checks and balances relating to their individual voting and nomination rights). The Proposal, in contrast, would force the one-nominee limitation on all stockholders.

[33] *Hubbard v. Hollywood Park Realty Enterprises, Inc.*, 1991 WL 3151, *11 (Del. Ch. 1991) ("[P]recedents reaffirm the fundamental nature of the shareholders' right to exercise their franchise, which include the right to nominate candidates for the board of directors. That those rights are fundamental does not mean that their exercise cannot be restricted for valid corporate purposes by board-created procedural rules. However, those restrictions must not infringe upon the exercise of those rights in an unreasonable way. From these principles it may be inferred that an advance notice by-law will be validated where it operates as a reasonable limitation upon the shareholders' right to nominate candidates for director.") (internal citations omitted).

[34] Because the Proposal is titled "proxy access," we recognize that it might leave stockholders who do not read the terms of the Proposal with the misimpression that the Proposal offers nominating parties a choice instead of imposing a mandatory regime that nominating parties cannot "opt out" of. When members of the press or the

(Continued . . .)

fashion a stockholder would still be afforded the option to nominate as many candidates as there are directorships up for election.[35] However, the Proposal requires a nominating party to accept proxy access along with this limited nomination right. The Proponent cannot force this trade-off on other stockholders without violating their franchise rights under Delaware law.

VI. The Proposal Is Not A Proper Subject For Stockholder Action.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

VII. The Company Lacks The Power And Authority To Implement The Proposal As It Concerns Amendments To The Certificate Of Incorporation.

The Proposal calls on the Company's board of directors to amend the Company's "governing documents" to implement the Proposal. To the extent the Proposal is asking the board to unilaterally amend the Company's certificate of incorporation, the board lacks the power to do so under Delaware law. Section 242 of the DGCL requires that amendments to the certificate of incorporation be approved by the board *and* the holders of a majority of the stock entitled to vote on such amendments.[36] Accordingly, the Company lacks the power and authority to implement the Proposal to the extent the Proponent is asking the Company's board to unilaterally amend the certificate of incorporation without stockholder approval.[37]

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(Continued . . .)

corporate governance community discuss "proxy access" they are typically referring to an optional right of access to a company's proxy materials. However, the literal terms of the Proposal do not provide an option to nominating parties. A nominating party candidate "shall" be included in the Company's proxy materials and they may only nominate one candidate.

35 The Proposal would still violate Delaware law, however, for the reasons set forth in Parts III and IV of this Opinion.

36 *See* 8 *Del. C.* § 242(b)(1) (providing that the board must adopt a resolution "setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof . . . or directing that the amendment proposed be considered at the next annual meeting of the stockholders" before the stockholders vote on the amendment).

37 Such a request that the Board unilaterally amend the certificate of incorporation would also cause the Company to violate Delaware law and is not a proper subject for stockholder action under Delaware law.

VIII. Conclusion.

For the foregoing reasons, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for stockholder action under Delaware law and (iii) to the extent that the Proposal asks the Company's board to unilaterally amend the Company's certificate of incorporation, the Company lacks the power and authority to implement the Proposal.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

5853961.4